================================================================================
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                            ------------------------

                            DAKA INTERNATIONAL, INC.
                           (Name of Subject Company)

                            DAKA INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                  234068-20-3
                     (CUSIP Number of Class of Securities)

                            ------------------------

                              WILLIAM H. BAUMHAUER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            DAKA INTERNATIONAL, INC.
                              ONE CORPORATE PLACE
                               55 FERNCROFT ROAD
                       DANVERS, MASSACHUSETTS 01923-4001
                                 (508) 774-9115

          (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                With a Copy to:
                            ETTORE A. SANTUCCI, P.C.
                          GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                          BOSTON, MASSACHUSETTS 02109
                                 (617) 570-1000


--------------------------------------------------------------------------------
================================================================================

ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is DAKA International, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One Corporate Place, 55 Ferncroft Road, Danvers, Massachusetts 01923-4001. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") relates is the common stock ("Common Stock"), par value $.01 per share, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer (the "Offer") being made by Compass Holdings, Inc., a Delaware corporation ("Purchaser") and an indirect, wholly owned subsidiary of Compass Group PLC, a public limited company incorporated in England and Wales ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated as of May 29, 1997 (the "Schedule 14D-1"), for all of the outstanding Shares for a per Share consideration of $7.50 (the "Offer Price") net in cash to the seller, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of May 27, 1997, by and among the Company, Parent, Purchaser, and Compass Interim, Inc., a Delaware corporation ("Compass Interim") and a wholly owned subsidiary of Purchaser (the "Merger Agreement").

     Pursuant to the provisions of the Reorganization Agreement (the "Reorganization Agreement"), dated as of May 27, 1997, by and among the Company, Daka, Inc., a Massachusetts corporation ("Daka") and a wholly owned subsidiary of the Company, Unique Casual Restaurants, Inc., a newly formed Delaware corporation and a wholly owned subsidiary of the Company ("New International"), Purchaser and Parent, immediately prior to the time of the consummation of the Offer (the "Offer Closing Time"), the Company intends (i) to undertake a series of transactions to transfer all of the restaurant operations and franchising businesses of the Company and its subsidiaries, including the Fuddruckers and Champps restaurant chains, (the "Restaurant Business") to New International (the "Contribution") and (ii) to declare a dividend (conditioned upon the satisfaction or waiver by Purchaser of all of the conditions to the Offer other than the condition that the Distribution be consummated) of one share of common stock, par value $.01 per share, of New International (the "New International Shares") for each Share held of record as of June 24, 1997 or such later date that is the earliest reasonably practicable date after Purchaser notifies the Company of the Offer Closing Time (the "Distribution Record Date") determined by the Board of Directors of the Company (the "Board"). The distribution of New International Shares referred to in clause (ii) of the previous sentence is hereinafter referred to as the "Distribution." After giving effect to the foregoing transactions, the assets of the Company will consist only of the food catering, contract catering and vending businesses of the Company as conducted primarily by Daka (the "Foodservice Business").

     Pursuant to the Merger Agreement, as soon as practicable after the Offer Closing time (as hereinafter defined), Compass Interim will be merged with and into the Company (the "Merger"), and the Company will become a wholly owned subsidiary of Purchaser (the "Surviving Corporation"). At the effective time of the Merger (the "Merger Effective Time"), each Share then outstanding (other than Dissenting Shares (as hereinafter defined)) not owned by Parent, Purchaser, the Company or any of their subsidiaries will be converted into the right to receive $7.50 in cash or any higher price per Share paid in the Offer, without interest. A copy of the Merger Agreement is being filed with the Securities and Exchange Commission (the "Commission") as EXHIBIT 1 hereto and is incorporated by reference.

     Based on the information in the Schedule 14D-1, the principal executive offices of Purchaser are located at 2400 Yorkmont Road, Charlotte, North Carolina 28217, and the principal executive offices of Parent are located at Cowley House, Guildford Street, Chertsey, Surrey, England, KT169BA.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Parent, Compass Interim or their affiliates, or actions or events with respect to any of them, was provided by Purchaser or Parent, and the Company takes no responsibility for such information.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, its executive officers, directors or affiliates are described at pages 6 through 12 of the Company's Proxy Statement, dated October 28, 1996, relating to the Company's 1996 Annual Meeting of Stockholders (the "1996 Proxy Statement"). Copies of such pages are filed as
EXHIBIT 2 hereto, and copies of the agreements described therein are filed as EXHIBITS 3, 4 and 7 hereto, all of which Exhibits are incorporated herein by reference. A copy of the 1996 Proxy Statement has been sent within one year of the date hereof by the Company to each of the then holders of the Shares and has been filed with the Commission. As of the date hereof, except as described below or as set forth in either ANNEX I to this Schedule 14D-9 or pages 6 through 12 of the 1996 Proxy Statement (each of which is incorporated herein by reference), there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) Purchaser or Purchaser's executive officers, directors or affiliates.

COMPENSATORY ARRANGEMENTS WITH EXECUTIVE OFFICERS

  Employment Agreements

     William H. Baumhauer, Chairman, Chief Executive Officer and Director of the Company, and Allen R. Maxwell, President, Chief Operating Officer and Director of the Company, are each employed by the Company pursuant to separate employment agreements which commenced on January 1, 1997 and provide for an initial term of three years and automatic renewal each year so that the residual term of each agreement is never less than three years. The agreements provide for initial annual base salaries of $450,500 for Mr. Baumhauer and $265,000 for Mr. Maxwell. Any adjustments to these amounts are at the discretion of the Board. Each of the agreements provides that in the event the Company terminates the executive's employment without "cause" (as defined therein) or the executive terminates his employment for "good reason" (as defined therein), the Company shall pay the executive an amount equal to the executive's cash compensation for three years.

     The foregoing summaries of the employment agreements with Messrs. Baumhauer and Maxwell do not purport to be complete and are qualified in their entireties by reference to the text of such employment agreements, copies of which are filed herewith, respectively, as EXHIBITS 3 and 4 hereto and are incorporated herein by reference.

     After the distribution, New International will assume and the Company will be released from the employment agreement with Mr. Baumhauer, with an amendment to such agreement such that its effective date will be June 30, 1997, but otherwise on substantially the same terms.

     Mr. Maxwell entered into a Termination and General Release Agreement (the "Release") with the Company and New International as of May 27, 1997. Pursuant to the Release and conditioned upon the consummation of the Offer, (i) Mr. Maxwell will terminate his employment agreement with the Company as of the Offer Closing Time, (ii) each of the Company and Mr. Maxwell will release the other from the claims it may have under the employment agreement as of the Offer Closing Time and (iii) New International will pay Mr. Maxwell $500,000 over a three-year period that commences on January 1, 1998.

     The foregoing summary of the Release does not purport to be complete and is qualified in its entirety by reference to the text of the Release, a copy of which is filed herewith as EXHIBIT 5 hereto and is incorporated herein by reference.

     On May 23, 1997, Mr. Maxwell entered into an employment agreement (the "New Maxwell Employment Agreement") by and among Compass Group USA, Inc. ("Compass US"), the Company and Daka. Pursuant to the New Maxwell Employment Agreement, Mr. Maxwell will act as the president of Daka and will be an officer and a member of senior management of Compass US during the term of the agreement. The agreement provides for an initial term commencing on the Merger Effective Time and ending on Septem-ber 30, 1999 and for a continuing term until the agreement is terminated in accordance with the terms thereof. Under the New Maxwell Employment Agreement, Mr. Maxwell receives an annual base salary of $280,000 and other customary benefits, and is eligible to receive a discretionary bonus at year-end for his services rendered during the initial term. The agreement further provides that in the event Mr. Maxwell's employment is terminated without "cause" (as defined therein), he shall be paid a severance amount equal to one and one-half times his compensation package under the agreement over an eighteen-month period. The New Maxwell Employment Agreement is contingent upon the consummation of the Merger.

     The foregoing summary of the New Maxwell Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the New Employment Agreement, a copy of which is filed herewith as EXHIBIT 6 hereto and is incorporated herein by reference.

     Under the terms of an employment agreement among the Company, Champps Entertainment, Inc., a subsidiary of the Company ("Champps"), and Dean P. Vlahos, which commenced on February 21, 1996, Mr. Vlahos provides full-time services to Champps in the capacity of Chairman of the Board, Chief Executive Officer and President, for a five-year term. During the period of Mr. Vlahos' full-time employment, Champps pays Mr. Vlahos an initial base salary of $350,000 plus a variable percentage-based bonus of his base salary if he attains certain targets established by the Board. The agreement provides that if Mr. Vlahos leaves for "good reason" (as defined therein) or is terminated by the Company without "cause" (as defined therein) during the term of his employment contract, the Company will be obligated to pay him his remaining salary and bonus as severance. In the event that Mr. Vlahos' employment is terminated for any reason other than by the Company for cause, Mr. Vlahos will be provided the right, subject to certain obligations to the Company, to establish a franchise for up to five Champps Americana restaurants anywhere in the world, subject to certain limitations. Following the Distribution, New International will succeed the Company as guarantor under the employment agreement with Mr. Vlahos with substantially the same terms and conditions.

     The foregoing summary of the employment agreement with Mr. Vlahos does not purport to be complete and is qualified in its entirety by reference to the text of such employment agreement, a copy of which is filed herewith as EXHIBIT 8 and is incorporated herein by reference.

  DAKA International, Inc. 1994 Equity Incentive Plan

     The Company's executive officers and employee directors are eligible to participate in the DAKA International, Inc. 1994 Equity Incentive Plan (the "1994 Omnibus Plan"). The 1994 Omnibus Plan was approved by the Company's stockholders in December of 1994. The following summary of the 1994 Omnibus Plan does not purport to be complete and is qualified in its entirety by reference to the text of the 1994 Omnibus Plan, a copy of which is filed herewith as EXHIBIT 8 and is incorporated herein by reference. The Compensation Committee of the Board (the "Committee") has full power to select, from among the employees eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms of each award, subject to the provisions of the 1994 Omnibus Plan. Persons eligible to participate in the 1994 Omnibus Plan are those employees of the Company and its subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company and its subsidiaries, as selected from time to time by the Committee. Directors of the Company are eligible for certain awards under the 1994 Omnibus Plan.

     The 1994 Omnibus Plan permits the granting of (i) options to purchase Common Stock intended to qualify as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) options that do not so qualify ("Non-Qualified Options"). The option exercise price of each option is determined by the Committee, but may not be less than 100% of the fair market value of the Common Stock on the date of grant, except as set forth below with respect to options granted upon conversion of cash bonuses. The term of each option may not exceed ten years from date of grant in the case of an Incentive Option. The Committee may permit an employee to elect each calendar year to convert his or her bonus, which is otherwise payable in cash, into discount Non-Qualified Options with a discounted exercise price determined by the Committee, which shall not, however, be less than 50% of the fair market value of the Common Stock on the date of grant. To qualify as Incentive Options, options must meet additional federal income tax requirements, including limits on the value of shares subject to Incentive Options which first become exercisable in any one year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

     The 1994 Omnibus Plan provides for the automatic grant of Non-Qualified Options to non-employee directors. Each non-employee director who is serving as a director of the Company on the fifth business day after each annual meeting of stockholders will automatically be granted on such day a Non-Qualified Option to acquire 1,500 shares with an exercise price equal to the fair market value of the Common Stock on the date of grant. Each such Non-Qualified Option will vest one year from the date of grant. The Committee may also award shares of Common Stock to officers and other employees subject to such conditions and restrictions, and at such price as the Committee may determine ("Restricted Stock"). The Committee may also grant shares (at no cost or for a purchase price determined by the Committee) which are free from any restrictions under the 1994 Omnibus Plan for, among other things, recognition of past services or as an award for meeting certain performance goals or in lieu of cash bonuses, and such other reasons as the Committee shall determine. Except as otherwise determined by the Committee, rights under a Performance Share Award not yet earned will terminate upon a participant's termination of employment.

     The Board may at any time amend or discontinue the 1994 Omnibus Plan and the Committee may at any time amend or cancel outstanding awards for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may be taken which adversely affects any rights under outstanding awards without the holder's consent.

     The 1994 Omnibus Plan provides for the Committee to make appropriate adjustments in outstanding awards to reflect stock dividends, stock splits and similar events. In the event of a merger, liquidation, sale of the Company or similar event, the Committee, in its discretion, may provide for substitution or adjustments of outstanding options, or may terminate all unexercised options with or without payment of cash consideration.

  Senior Executive Stock Option Plan

     The following summary of the Senior Executive Stock Option Plan does not purport to be complete and is qualified in its entirety by reference to the text of the Senior Executive Stock Option Plan, a copy of which is filed herewith as
EXHIBIT 9 and is incorporated herein by reference. On January 17, 1992, the Company adopted a non-qualified stock option plan to issue senior executive stock options (the "Executive Option Plan") to four of its executive officers and an officer of Daka. The Company granted options to purchase a total of 250,000 Shares at an exercise price of $4.50, which options have a ten-year term and vest ratably over a five-year period, commencing upon the date of grant. Each optionee may exercise any or all of their vested options at any time during the ten-year period, upon written notice accompanied by payment of the exercise price. These options are not transferable. An option may be exercised within the three-month period following the optionee's termination of employment or death, to the extent the option was then vested and exercisable. The Executive Option Plan is administered by the Committee, which also acts as the Stock Option Committee.

  DAKA International, Inc. 1988 Incentive Stock Option Plan

     The Company's executive officers hold options granted under the DAKA International, Inc. Incentive Stock Option Plan (the "1988 Incentive Plan") under which options may be granted to full-time employees of the Company or any subsidiary for the purchase of Common Stock. The 1988 Incentive Plan was approved by the Company's stockholders in November 1988. The following summary of the 1988 Incentive Plan does not purport to be complete and is qualified in its entirety by reference to the text of the 1988 Incentive Plan, a copy of which is filed herewith as EXHIBIT 10 and is incorporated herein by reference. The maximum number of Shares approved for issuance under the 1988 Incentive Plan is 200,000 (subject to adjustment in certain events). Options granted under the Incentive Plan are intended to qualify as Incentive Options. Options may be granted for a term not to exceed ten years (five years with respect to a 10% stockholder) and are not transferrable other than by will or the laws of descent and distribution. An option may be exercised within the three-month period following the optionee's termination of employment, disability or death, to the extent the option was then vested and exercisable. The 1988 Incentive Plan will terminate on November 1, 1998. The

Board may, however, terminate the 1988 Incentive Plan at any time prior to such date, provided that such termination not, subject to certain conditions, alter or impair any of the rights or obligations pursuant to any option theretofore granted under the 1988 Incentive Plan.

  Daka International, Inc. 1988 Non-Qualified Stock Option Plan

     The Company's executive officers also hold options granted under the DAKA International, Inc. Non-Qualified Stock Option Plan (the "1988 Non-Qualified Plan") under which options may be granted to full-time employees of the Company or any subsidiary for the purchase of Common Stock. The 1988 Non-Qualified Plan was approved by the Company's stockholders in November 1988. The following summary of the 1988 Non-Qualified Plan does not purport to be complete and is qualified in its entirety by reference to the text of the 1988 Non-Qualified Plan, a copy of which is filed herewith as EXHIBIT 11 and is incorporated herein by reference. The maximum number of Shares approved for issuance under the 1988 Non-Qualified Plan is 200,000 (subject to adjustment in certain events). The terms of the 1988 Non-Qualified Plan generally provide that the optionee may exercise all or stated increments of the total number of Shares granted thereunder during a five-year period upon written notice of the optionee's intent to exercise accompanied by payment of the exercise price. The options are not transferrable. An option may be exercised within the three-month period following the optionee's termination of employment or death to the extent the option was then vested and exercisable. The 1988 Non-Qualified Plan will terminate on November 1, 1998. The Board may, however, terminate such Plan at any time prior to such date, provided that such termination not, subject to certain conditions, alter or impair any of the rights or obligations pursuant to any option theretofore granted under the 1988 Non-Qualified Plan.

OTHER STOCK OPTION PLANS

     In addition to the 1994 Omnibus Plan, the Executive Option Plan, the 1988 Incentive Plan and the 1988 Non-Qualified Plan (collectively the "DAKA Stock Option Plans"), certain executive officers of the Company hold stock options that were converted from stock options granted under the Champps Entertainment, Inc. Plan (the "Champps Plan" and together with the DAKA Stock Option Plans, the "Stock Option Plans").

OPTIONS HELD BY EXECUTIVE OFFICERS AND DIRECTORS

     Information describing stock options held by the Company's five most highly compensated executive officers as of the fiscal year ended June 29, 1996 is set forth in the pages of the 1996 Proxy Statement which are incorporated herein by reference. Pursuant to the 1994 Omnibus Plan, Manuel Leitao was granted an option to acquire 9,000 Shares on March 31, 1997; Donald C. Moore was granted an option to acquire 30,000 Shares on January 14, 1997 and each of E.L. Cox, Erline Belton, Joe O'Donnell and Alan D. Schwartz was granted an option, as non-employee Directors of the Company, to acquire 1,500 Shares. As of May 27, 1997, the executive officers and directors of the Company held, as a group, options to purchase an aggregate of 434,500 shares of Common Stock. Exercise prices applicable to these options range from $2.50 per Share to $35.90 per Share.

  Treatment of Stock Options After Distribution

     The treatment of outstanding stock options upon consummation of the Offer is discussed below under the headings "The Reorganization Agreement--Treatment of Stock Options."

  Management Annual Incentive Plan

     The Management Annual Incentive Plan consists of a performance target that is payable to executive officers (other than the Chief Executive Officer of the Company and the Chief Operating Officer of the Company, for whom all relevant determinations are made by the Compensation Committee), based on performance, as of the close of each fiscal year, and is determined on a discretionary basis by the CEO of the Company on a fiscal year basis.

  CEO Long Term Incentive Award.

     The long-term incentive plan implemented by the Board on July 3, 1994 for the Chief Executive Officer was designed to provide an incentive payment, payable at the Company's option in the form of either cash or stock, equal to 2% of the increase in the market value of the Company, as determined by the average 30 day trading price of the Common Stock and the weighted average number of shares outstanding, from July 3, 1994 to June 30, 1997 in excess of 15% of the market value at June 30, 1994. Pursuant to the long-term incentive plan ("LTIP") Mr. Baumhauer has been granted a right ("Performance Award") to be paid an amount in cash, shares or a combination equal to 2% of the excess (if any) of
(A) the market value of the Company as of June 30, 1997 (determined based on the average aggregate trading price of the Company's outstanding Shares during the period beginning June 1, 1997 and ending June 30, 1997) over (B) $137,776,000. Pursuant to its right to adjust the Performance Award if it determines that external changes or other unanticipated business conditions have materially affected the intended operation of the LTIP, the Committee has amended the terms of the Performance Award such that Mr. Baumhauer's right to receive the Award shall instead be treated as though Mr. Baumhauer were the holder of an option expiring immediately after the Offer Closing Time to acquire 228,260 Shares at an exercise price of $12.07 ("Deemed LTIP Option"). Upon consummation of the Offer, after the conversion pursuant to the terms of the Reorganization Agreement (the "Conversion") of the outstanding options to acquire Common Stock into (x) options to acquire an equal number of New International Shares and (y) options to acquire an equal number of Shares of Common Stock of the Company, Mr. Baumhauer's rights pursuant to the amended Performance Award will be determined as though the Deemed LTIP Option were converted pursuant to the Conversion giving Mr. Baumhauer deemed options, regarding which (I) the Company will purchase Mr. Baumhauer's deemed option to purchase Common Stock of the Company into which the Deemed LTIP Option was converted for an amount equal to the product of (i) 228,260 and (ii) the excess, if any, of the Offer Price over the exercise price for such deemed option determined pursuant to the Conversion and
(II) New International will purchase Mr. Baumhauer's deemed option to purchase New International Shares into which the Deemed LTIP Option was converted in exchange for that number of New International Shares that is equal to the quotient obtained by dividing (i) the product of (A) 228,260 and (B) the excess, if any, of the per-share fair market value of New International Shares, based on the average closing price of the New International Shares over the three-consecutive-day trading period immediately following the date the Offer is consummated (the "New International LTIP Price") over the exercise price for such deemed option determined pursuant to the Conversion divided by (ii) the New International LTIP Price.

  DAKA International, Inc. Employee Stock Purchase Plan.

     The Company's executive officers and employee directors participate in the DAKA International, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan was approved by the Company's stockholders in December 1996. The following summary of the Stock Purchase Plan does not purport to be complete and is qualified in its entirety by reference to the text of the Stock Purchase Plan, a copy of which is filed herewith as EXHIBIT 12 and is incorporated herein by reference. All employees of the Company and its subsidiaries who are customarily employed by the Company or one of its subsidiaries for more than 20 hours per week are eligible to participate in the Stock Purchase Plan, which provides an opportunity for such employees to purchase Shares, at a discount, through regular payroll deductions and cash purchases. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering are eligible to participate in the Stock Purchase Plan. On the last day of each offering (which generally are for three-month periods), the employee's accumulated payroll deductions and other payments will be used to purchase a maximum of 600 Shares (or other predetermined maximum) of Common Stock at a price equal to a predetermined percentage (between 85% and 100%) of the fair market value of the Common Stock on the first or last day of the offering, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of Common Stock in any calendar year (determined on the first day of the offering(s) in which such stock is purchased). In addition, certain other tax limitations may apply.

     The Board has the discretion to determine the percentage discount reflected in the purchase price of Common Stock for any offering and has the discretion to designate the subsidiaries of the Company whose employees are eligible to participate in the Stock Purchase Plan from time to time. The Board may at any time amend the Stock Purchase Plan, subject to the approval of the stockholders if required by the Code, to preserve the favorable tax treatment of participants, and may at any time discontinue the Stock Purchase Plan. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" as defined in Section 423 of the Code, which provides that an employee will not have income for federal income tax purposes at the start of an offering or upon receipt of shares of Common Stock at the end of an offering. The employee is, however, required to pay federal income tax on the difference, if any, between the price at which he or she sells the shares and the price he or she paid for them. The Company generally will not be entitled to a tax deduction upon either the purchase or sale of Shares issued under the Stock Purchase Plan if certain holding period requirements are met.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF NEW INTERNATIONAL

     It is anticipated that the members of the Board will become members of the Board of Directors of New International, and that Mr. Baumhauer will serve as Chairman and Chief Executive Officer of New International, with compensation arrangements that are substantially similar to his existing arrangements with Company and such changes as Mr. Baumhauer and the Compensation Committee of the Board of Directors of New International shall agree. Certain senior executive officers of Company are expected to serve similarly as senior executive officers of New International.

INDEMNIFICATION

  Certificate and Bylaw Provisions

     Pursuant to Section 145 of the Delaware General Corporation Law ("DGCL"), corporations incorporated under the laws of the State of Delaware are permitted to indemnify their current and former directors, officers, employees and agents under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities, if such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporations, and with respect to any criminal action or proceeding, had no reason to believe their conduct as unlawful.

     The Bylaws of the Company (the "Bylaws") provide that directors and officers of the Company shall be, and, in the discretion of the Board, non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders or otherwise. The Company's Certificate of Incorporation (the "Certificate") contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

  Indemnification Agreements

     New International intends to enter into Indemnification Agreements with certain of the executive officers of New International and members of the Board of Directors of New International who are not officers of New International (the "Indemnitees"), pursuant to which New International has agreed to advance expenses and indemnify such Indemnitees against certain liabilities incurred in connection with their services as executive officers and/or directors of New International and in connection with their services as executive officers and/or directors of the Company prior to the consummation of the Offer (and, with respect to the Independent Directors (as defined below), prior to the consummation of the Merger). In the event of a proceeding brought against an Indemnitee by or in the right of Company or New International, such Indemnitee shall not be entitled to indemnification if such Indemnitee is adjudged to be liable to the Company or New International, as the case may be, if applicable law prohibits such indemnification; provided, however, that, if applicable law so permits, indemnification shall nevertheless be made by New International in such event if, and only to the extent that, the Court of Chancery of the State of Delaware, or another court in which such proceeding shall have been brought or is pending, shall determine.

     Under the terms of each Indemnification Agreement, New International shall advance all reasonable expenses incurred by or on behalf of such Indemnitee in connection with any proceeding in which Indemnitee is involved by reason of Indemnitee's service to New International or by reason of Indemnitee's service to the Company prior to the consummation of the Offer (and, with respect to the Independent Directors, prior to the consummation of the Merger). Such statement shall include, among other things, an undertaking by or on behalf of such Indemnitee to repay any expenses so advanced if it shall be ultimately determined that such Indemnitee is not entitled to indemnification for such expenses.

     The preceding description of the indemnification obligations of New International pursuant to the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the text of the form of the Indemnification Agreements, a copy of which is filed herewith as EXHIBIT 13 and is incorporated herein by reference.

THE MERGER AGREEMENT

     The following summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is filed herewith as EXHIBIT 1 hereto and is incorporated herein by reference.

  The Offer

     The Merger Agreement provides for the making of the Offer by Purchaser. Purchaser has agreed to accept for payment and pay for all Shares tendered pursuant to the Offer as soon as practicable following the Distribution Record Date. The Distribution Record Date is expected to be June 24, 1997. Subject only to the condition that no statute, rule, regulation, decree or injunction initiated by a governmental entity would prohibit Purchaser from consummating the Offer or the Merger, prohibit New International from consummating the Distribution, or have a Material Adverse Effect on the Company and Daka as a whole, Purchaser has agreed to extend the period of time the Offer is open until the first business day following the Distribution Record Date. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Distribution Condition (as defined below), the Minimum Condition (as defined below) and certain other conditions that are described below under "--Certain Conditions to the Offer." Purchaser has agreed that, without the written consent of the Company, no amendment to the Offer may be made which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to the Distribution Condition, the Minimum Condition and the other conditions described in Section 15 of the Merger Agreement or broadens the scope of such conditions, and no other amendment may be made in the terms or conditions of the Offer which is adverse to holders of Shares.

     Certain Conditions to the Offer. Notwithstanding any other provision of the Offer, Purchaser will not be required to purchase any Shares tendered, and may terminate the Offer, if (i) immediately prior to the expiration of the Offer (as extended in accordance with the terms of the Offer), (a) any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") and the Exon-Florio Amendment to the Defense Production Act (the "Exon Florio Amendment") shall not have expired or been terminated, (b) the condition that the Distribution Record Date has been set (the "Distribution Condition") shall not have been satisfied, (c) the condition that there have been validly tendered (including for this purpose Shares that remain subject to guaranteed delivery procedures) and not withdrawn prior to the Expiration Date (as defined below) a number of Shares which represents at least two-thirds of the sum of the total number of Shares then outstanding plus the Shares issuable upon conversion of outstanding Shares of the Company's Series A Preferred Stock and two-thirds of the voting power of all Shares of capital stock of the Company that would be entitled to vote with respect to the Merger (the "Minimum Condition") shall not have been satisfied, or (ii) prior to the acceptance for payment of Shares, any of the following events shall occur:

          (a) any of the representations or warranties of the Company contained in the Merger Agreement shall not have been true and correct at the date when made or (except for those representations and warranties made as of a particular date which need only be true and correct as of such date) shall cease to be true and correct at any time prior to consummation of the Offer, except (i) where the Company has delivered to Parent a certificate (the "Company Bring-Down Certificate") dated as of the Offer Closing Date that (x) updates any section of the Disclosure Schedule previously delivered to Parent pursuant to the Merger Agreement so long as such updated schedules taken as a whole do not constitute a Material Adverse Change (as defined in the Merger Agreement) compared to the original schedules, or (y) sets forth events or conditions that have occurred since the date of the Merger Agreement which, if they had occurred or been in existence as of the date of the Merger Agreement would be required to be disclosed, so long as such events or conditions taken as a whole do not constitute a Material Adverse Change or (ii) where the failure to be so true and correct would not have a Material Adverse Effect (as defined in the Merger Agreement) on the Company and Daka, taken as a whole, and Parent shall not have received a certificate signed on behalf of the Company by the chief financial officer to such effect; or

          (b) any of the representations or warranties of the Company contained in Sections 4.2(b), (c), (d), (e), (p) and (s) of the Merger Agreement shall not have been true and correct at the date when made or (except for those representations and warranties made as of a particular date which need only be true and correct as of such date) shall cease to be true and correct at any time prior to the consummation of the Offer, and Parent shall not have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer to such effect; or

          (c) the Company shall have breached any of its covenants or agreements contained in the Merger Agreement or any Ancillary Agreement, provided, however, that if any such breach is curable by the Company or Daka through the exercise of best efforts within five business days and so long as the Company or Daka continues to use such best efforts, Purchaser may not terminate the Offer until such five business day period has expired without the breach being cured; or

          (d) there shall be any statute, rule, regulation, decree, order or injunction promulgated, enacted, entered or enforced, or any legal or administrative proceeding initiated by any United States federal or state government, governmental authority or court (other than the routine application to the Offer, the Merger or the Distribution of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Exon-Florio Amendment to the Defense Production Act (the "Exon-Florio Amendment") or review by the Commission of the Schedule 14D-1, Schedule 14D-9 or Form 10), which would (i) prohibit Purchaser from consummating the Offer or the Merger, (ii) prohibit New International from consummating the Distribution or (iii) have a Material Adverse Effect on the Company and Daka as a whole (provided that the provisions of this clause (iii) shall only apply in the event of any statute, rule, regulation, decree, order or injunction (A) which is enacted or entered into following the date of the Merger Agreement and (B) the substantive provisions of which were initially proposed for enactment following the date of the Merger Agreement); or

          (e) there shall have occurred (i) any general suspension of trading in securities on the New York Stock Exchange, Inc. or Nasdaq, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iii) a commencement of a war or armed hostilities involving the United States, which in the case of any of the foregoing clauses (i), (ii) or (iii) would have a Material Adverse Effect on the Company and Daka taken as a whole; or

          (f) either the Merger Agreement or the Reorganization Agreement shall have been terminated in accordance with its terms; or

          (g) the Company shall have failed to enter into license agreements for each of the "French Quarter Coffee", "Leo's Deli" and "Good Natured Cafe" names and marks, as provided in the Reorganization Agreement; or

          (h) Parent shall not have received an opinion dated the Closing Date of Goodwin, Procter & Hoar LLP, counsel to the Company, in substantially the form attached to the Merger Agreement; or

          (i) there shall have been a Material Adverse Change (as defined in the Merger Agreement), or an event shall have occurred which could reasonably be expected to result in a Material Adverse Change; or

          (j) Parent shall not have received all consents or releases related to the Foodservice Business or otherwise, necessary or appropriate to effect the Contribution, the Distribution and the Merger and to release the Company, Daka, Parent, Purchaser and Compass Interim and the assets of the Foodservice Business from any obligation or liability, including, without limitation, the Indebtedness (as defined in the Merger Agreement) except as may be otherwise expressly permitted in the Merger Agreement or in the Ancillary Agreements; or

          (k) any approval by a governmental entity in connection with the transaction contemplated by the Merger Agreement and by the Ancillary Agreements, including, without limitation, any approval under the HSR Act or the Exon-Florio Amendment shall contain a requirement for the sale or disposition of assets or conditions or limitations in connection with Parent's acquisition of the Foodservice Business or operation of its existing business and operations or the Foodservice Business after the Offer Closing Time; or

          (l) Allen R. Maxwell shall have indicated to the Company, Daka or Parent that he does not intend to abide by the terms of the New Employment Agreement; or

          (m) the Distribution shall not have become effective in accordance with the terms of the Reorganization Agreement and each of the agreements contemplated thereby; or

          (n) New International shall fail to have delivered to Parent indemnification agreements in substantially the form attached as an exhibit to the Reorganization Agreement concerning each executive officer and director of New International in form and substance reasonably satisfactory to Parent; or

          (o) Parent shall be unable to pay in full the aggregate amount of principal, accrued but unpaid interest and fees due under the Credit Facility or such amount shall exceed $110,000,000); or

          (p) releases of claims and indemnification rights in forms reasonably satisfactory to Parent from each of William H. Baumhauer, Allen R. Maxwell, Charles W. Redepenning, Jr., David G. Parker, Louis A. Kaucic, Donald C. Moore and Dean P. Vlahos shall not have been delivered to Parent; or

          (q) letters of resignation from each executive officer and director of the Company other than Erline Belton and Joseph O'Donnell shall not have been delivered to Parent; or

          (r) the Company shall not have paid to Parent the amounts set forth in
     Section 6.7 of the Merger Agreement, net of any amounts due from Parent thereunder; or

          (s) New International shall have failed to enter into the Transition Agreement as provided in the Post-Closing Covenants Agreement; or

          (t) the Company shall have failed to have assigned or transferred to New International the Headquarters Lease (as defined in the Merger Agreement).

     The term "Expiration Date" means 12:00 Midnight, New York City time, on June 25, 1997, unless and until Purchaser, as provided below, will have extended the period of time for which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended by Purchaser, will expire. The foregoing conditions are for the sole benefit of Parent and may be asserted by Parent regardless of the circumstances giving rise to such conditions, or may be waived by Parent in whole or in part at any time and from time to time in its sole discretion; provided that the conditions set forth in clauses (i)(a), (b), (c) and (ii)(d) and (m) above may be waived only by mutual consent of Purchaser and the Company.

     No assurance can be given that all of these considerable conditions to the consummation of the Offer will be fulfilled or waived by Parent or that the Offer will be consummated.

  The Merger

     The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, and the satisfaction or waiver of the other conditions to the Merger, Compass Interim will be merged with and into the Company. The Merger Agreement provides that the Merger will become effective and the Merger Effective Time will occur immediately following the Distribution upon the filing of certificates of merger or other appropriate documents (in any such case, the "Certificate of Merger") with the Delaware Secretary of State or at such other time as agreed to by the Company and Purchaser and approved by the independent directors of the Company. The Merger Agreement provides that the closing of the Merger (the "Merger Closing") will take place within five business days after the satisfaction or waiver of the conditions to the Merger or such other date established by Purchaser and approved by the independent directors of the Company. The parties have agreed to use reasonable best efforts to cause the Merger Closing to occur immediately after the Offer Closing Time. Otherwise Purchaser has agreed to use reasonable best efforts to cause the Merger Closing to occur as soon as practicable after the Offer Closing. The date of the Merger Closing is referred to in the Merger Agreement as the "Merger Closing Date."

     At the Merger Effective Time, (i) except as provided in (ii) below, each Share issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive $7.50 in cash, or any higher price paid per Share in the Offer, without interest (the "Merger Price"); (ii)(a) each Share held in the treasury of the Company or held by any wholly owned subsidiary of the Company (but not any Benefit Plan (as defined in the Merger Agreement)) and each Share held by Purchaser, Compass Interim or any wholly owned subsidiary of Parent, excluding, in each case, any such shares held by New International, Purchaser or any of their wholly owned subsidiaries in a fiduciary, custodial or similar capacity immediately prior to the Merger Effective Time will be canceled and retired and cease to exist; (b) each Share held by any holder who has not voted in favor of the Merger or consented thereto in writing and who has delivered a written demand for appraisal of such Shares and perfected such appraisal rights, all in accordance with Section 262 of the DGCL will not be converted into or be exchangeable for the right to receive the Merger Price (the "Dissenting Shares"); and (iii) each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Date will be converted into and exchangeable for one share of common stock of the Surviving Corporation (as defined in the Merger Agreement).

     Conditions to the Merger. The respective obligation of each party to the Merger Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Merger Closing Date of a number of conditions, including the following: (a) the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with applicable law, if required by applicable law, (b) no statute, rule, regulation, order, decree, or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Merger, (c) the Offer shall not have been consummated, (d) the Distribution shall have become effective in accordance with the terms of the Reorganization Agreement and each of the agreements contemplated thereby, (e) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Contribution or the Distribution shall be in effect and no such litigation or legal action shall have been threatened or shall be pending. No action, suit or other proceeding shall be pending by any governmental entity that, if successful, would restrict or prohibit the consummation of the Merger, the Contribution or the Distribution; provided, however, that New International will not unreasonably withhold its waiver of the condition set forth in this sentence upon Parent's request in the event such an action, suit or other proceeding is pending with respect to the Merger alone.

     Approval of the Company Stockholders. If required by applicable law in order to consummate the Merger, the Company will duly call, give notice of, convene and hold a special meeting (the "Special Meeting") of its stockholders as soon as practicable following the consummation of the Offer for the purpose of considering and taking action upon the Merger Agreement and the Merger. In addition to receiving notice of such Special Meeting, stockholders would receive a Proxy Statement from the Company (the "Proxy Statement") recommending approval of the Merger Agreement and the Merger at the Special Meeting. Section 253 of the DGCL would permit the Merger to occur without a vote of New International's stockholders (a "short-form merger") if Purchaser were to acquire at least 90% of all of the outstanding Shares in the Offer. If Purchaser acquires 90% or more of the outstanding Shares in the Offer, Purchaser intends to cause the Merger to occur as a short-form merger.

     Representations and Warranties. The Merger Agreement includes customary representations and warranties by the Company and Daka to Parent, Purchaser and Compass Interim as to corporate organization and power, authorization and approval of agreements and the transactions contemplated thereby, noncontravention of laws and agreements, the filing of all required reports, schedules, forms, statements and other documents with the Commission, the accuracy of financial statements and filings with the Commission, and the conduct of the Foodservice Business in the ordinary course and the absence of any material adverse change with respect to the Company, Daka or the Foodservice Business.

     The Merger Agreement also includes customary representations and warranties by Parent, Purchaser and Compass Interim to the Company.

     Composition of the Board Pending the Merger. The Merger Agreement provides that, in the event that Purchaser acquires at least two-thirds of the Shares outstanding pursuant to the Offer, Purchaser shall be entitled to designate for appointment or election to the Board, upon written notice to the Company, such number of persons ("Purchaser's Designees") so that Purchaser's Designees constitute the same percentage (but in no event less than five persons) of the Board, rounded up to the next whole number, as the percentage of Shares acquired in connection with the Offer. Prior to the consummation of the Offer, the Company will obtain the resignations of such number of directors as is necessary to enable Purchaser's Designees to be elected to the Board and will take all action required to appoint or elect such Purchaser's Designees.

     The Merger Agreement also provides that, in the event that Purchaser's Designees are elected to the Board after the acceptance for payment of shares pursuant to the Offer, until the Merger Effective Time, the Board will have at least two directors who are directors on the date hereof (the "Independent Directors"), provided that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there is only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who will not be stockholders, affiliates or associates of Parent, Purchaser or Compass Interim and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. In the event that Purchaser's Designees are elected to the Board after the acceptance for payment of Shares pursuant to the Offer and prior to the Merger Effective Time, the Merger Agreement provides that the affirmative vote of a majority of the Independent Directors shall be required to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (iii) extend the time for performance of Parent's, Purchaser's or Interim's respective obligations under the Merger Agreement, (iv) take any other action by the Board under or in connection with the Merger Agreement or any of the transactions contemplated thereby or (v) approve any other action by the Company which could adversely affect the interests of the stockholders of the Company (other than Parent, Purchaser or Compass Interim and their affiliates) with respect to the transactions contemplated by the Merger Agreement.

     Business of the Company Pending the Merger. The Merger Agreement provides that, during the period from the date of the Merger Agreement and continuing until the Offer Closing Time, except for the Contribution, the Distribution and the other transactions expressly provided for in the Reorganization Agreement and the Tax Allocation Agreement, as expressly contemplated or permitted by the Merger Agreement, or to the extent that Parent otherwise consents in writing (which consent will not be unreasonably withheld), the Company and Daka will conduct the Foodservice Business in the ordinary course, consistent with past practice including, without limitation, using reasonable efforts to preserve beneficial relationships between the Foodservice Business and its suppliers, employees and customers. The Merger Agreement also includes limitations, prohibitions and other provisions relating to the conduct of the business of the Company and its subsidiaries during this period with respect to (a) capital projects, (b) contracts and agreements outside the ordinary course of business,
(c) sales incentive programs, (d) changes in or issuances, repurchases or redemption of capital stock, (e) charter or bylaw amendments, (f) acquisitions and dispositions, (g) levels of indebtedness as of the Merger Effective Time, (h) adoption or amendment of benefit plans or arrangements, (i) actions relating to employment agreements of certain employees of the Company,
(j) changes in accounting principles, policies or procedures, (k) incurrence of liens, (l) nonwaiver of existing standstill and confidentiality agreements, (m) defense of pending litigation, (n) increases in the amount of deferred tax liabilities, or decreases in the amount of deferred assets of the Company or its subsidiaries other than in the ordinary course of business consistent with past practice, and (o) provision to Parent and its officers, employees and advisors of reasonable access, during the period prior to the Offer Closing Time, to the Company's properties, books, records, reports and personnel relating to the Foodservice Business.

     No Solicitation of Third Party Acquisition Proposals. Pursuant to the Merger Agreement, neither the Company nor any of its directors, officers or employees will, and the Company will use its best efforts to ensure that none of its representatives will, directly or indirectly, solicit, initiate or encourage any inquiries or proposals from or with any person (other than Parent and its subsidiaries) or such person's directors, officers, employees, representatives and agents that constitute, or could reasonably be expected to lead to a Third Party Acquisition. A "Third Party Acquisition" means (i) the acquisition by any person of more than 20% of the total assets of the Foodservice Business, (ii) the acquisition by any person of 20% or more of (A) the Shares or (B) the total number of votes that may be cast in the election of directors of the Company at any meeting of stockholders of the Company assuming all the Shares and all other securities of the Company, if any, entitled to vote generally in the election of directors were present and voted at such meeting, or (iii) any merger, consolidation or other combination of the Company or Daka with any person; provided that "Third Party Acquisition" does not include any transactions which relate solely to the business to be owned by New International and its subsidiaries following the Distribution and which would not have a material adverse effect on the consummation of the Offer, the Merger, the Distribution or the transactions contemplated by the Merger Agreement. The Merger Agreement provides that the Company has ceased or caused to be terminated any discussions or negotiations with any parties other than Parent conducted prior to the date of the Merger Agreement with respect to any Third Party Acquisition. Notwithstanding the foregoing, the Company may furnish or cause to be furnished information (pursuant to confidentiality arrangements no less favorable to the Company than the Confidentiality Agreement (as defined in the Merger Agreement), unless already in existence on the date of the Merger Agreement) and may participate in such discussions and negotiations directly or through its representatives if another person or group makes an offer or proposal which the Board believes, in the good faith exercise of its business judgment and based upon advice of its outside legal and financial advisors, could reasonably be expected to be consummated and represents a transaction more favorable to its stockholders than the transactions contemplated by the Merger Agreement (a "Higher Offer"). Subject to compliance by the Board with their fiduciary duty, the Company will notify Parent as soon as practicable if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with it, which notice will provide the identity of the third party or parties and the terms of any such proposal or proposals. The Board may fail to recommend or fail to continue to recommend the Offer or the Merger Agreement in connection with any vote of its stockholders, or withdraw, modify, or change any such recommendation, or recommend or enter into an agreement regarding a Higher Offer, if the Board, after receiving the advice of its outside counsel, determines in good faith that making such recommendation, or the failure to recommend any other offer or proposal, or the failure to so withdraw, modify, or change its recommendation, or the failure to recommend or enter into an agreement regarding a Higher Offer, could constitute a breach of the Directors' fiduciary duties under applicable law. In such event, notwithstanding anything contained in the Merger Agreement to the contrary, any such failure to recommend, withdrawal, modification, or change of recommendation or recommendation of such other offer or proposal, or the entering by the Company into an agreement with respect to a Higher Offer (provided that the Company will have provided Parent notice of its intention to so enter, the terms of the Higher Offer and the identity of the other party thereto), will not constitute a breach of the Merger Agreement by the Company. Notwithstanding the foregoing, the Company will not enter into an agreement with a third party with respect to, or take any action to approve such transaction under any antitakeover provision of the Company's Certificate or state law in connection with any Third Party Acquisition unless and until the Merger Agreement is terminated in accordance with the provisions contained therein.

     Certain Covenants of Parent. Under the Merger Agreement, Parent has agreed to limitations, prohibitions and other provisions applicable during the period from the date of the Merger Agreement and continuing until the Offer Closing Time relating to the provision of certain information to the Company (or its counsel) regarding filings with any Governmental Entity (as defined in the Merger Agreement) in connection with the Merger Agreement and the transactions contemplated thereby.

     Covenants of Parent and Purchaser Regarding Tax Treatment. In the Merger Agreement, Parent and Purchaser have agreed that each will and each will cause the Surviving Corporation to, treat the Distribution for purposes of all federal and state taxes as an integrated transaction with the Offer and the Merger and thus report the Distribution as a constructive redemption of a number of Shares equal in value to the value of the shares of New International Common Stock distributed in the Distribution.

     Covenants of Parent Regarding Continued Indemnification of Officers and Directors. In the Merger Agreement, Parent has agreed that for a period of three years after the Offer Closing Time, it will not modify the rights of certain non-employee directors of the Company to indemnification and will cause the Company and the Surviving Corporation to include in their Certificates of Incorporation and Bylaws provisions with respect to the right of directors and officers to indemnification substantially similar to such provisions in the Certificate and Bylaws of the Company as of the date of the Merger Agreement.

     Certain Other Covenants, Agreements and Actions. Subject to the terms and conditions of the Merger Agreement, the Company has agreed to use its reasonable best efforts to comply promptly with all legal and regulatory requirements which may be imposed on it or its subsidiaries with respect to the Offer, the Distribution, the Contribution, and the Merger and the transactions contemplated by the Merger Agreement and to obtain any consent, authorization, order or approval of, or any exemption by, and to satisfy any condition or requirement imposed by, any Governmental Entity (as defined in the Merger Agreement) or other public or private third party, required to be obtained, made or satisfied by the Company or any of its subsidiaries in connection with the Distribution or the Merger or the taking of any action contemplated thereby or by the Merger Agreement or the Ancillary Agreements. Likewise, Parent has agreed to use its reasonable best efforts to comply promptly with all legal and regulatory requirements which may be imposed on it or its subsidiaries with respect to the Offer, the Merger and transactions contemplated thereby and by the Merger Agreement and to obtain any consent, authorization, order or approval of, or any exemption by, and to satisfy any condition or requirement imposed by, any Governmental Entity or other public or private third party, required to be obtained, made or satisfied by Parent or any of its subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by the Merger Agreement or the Ancillary Agreements. Additionally, (i) an employment agreement between Allen R. Maxwell, the Company and Daka must have been executed in the form attached as an exhibit to the Merger Agreement and (ii) Parent must have received certified Board resolutions of the Company and Daka authorizing the Distribution and the Merger and the transactions contemplated thereby, and reflecting its determination that the consummation of such transactions will not violate applicable insolvency laws.

     Indebtedness. In the Merger Agreement, the Company has agreed to take such action as may be necessary so that, as of the Offering Closing Time, the Company and Daka, taken as a whole, will not have any indebtedness other than: (A) the Funded Debt (as defined below), and (B) indebtedness incurred pursuant to a written agreement that provides that such indebtedness will be assumed by New International or a subsidiary of New International at or prior to the Offer Closing Time and that, upon such assumption, the Company and Daka will have no obligation or liability in respect of such indebtedness.

     The term "Funded Debt" means the amount of indebtedness outstanding plus any accrued but unpaid interest and fees under the terms of the Third Amended and Restated Credit Agreement dated as of October 15, 1996 among the Company, subsidiary guarantors, the bank party thereto and The Chase Manhattan Bank, N.A., as Agent, as amended through the date of the Merger Agreement (the "Credit Facility"), together with the amount of indebtedness outstanding (consisting of market to market exposure) plus all other amounts due under any Interest Rate Protection Agreement (as defined in the Credit Facility), which aggregate amount will not exceed $110,000,000.

     Simultaneously with the Offer Closing Time, Purchaser will, or will cause the Company to, repay the Funded Debt and will use its reasonable best efforts to cause the lenders under the Credit Facility to deliver to New International such documents or instruments necessary to release or terminate all liens on assets of the Company, New International or their respective subsidiaries securing the Funded Debt. The parties must have receipt of reasonably satisfactory evidence to Parent of the amount of Funded Debt outstanding at the Offer Closing Time and confirmation that such Funded Debt (as adjusted in accordance with the terms of the Merger Agreement) has been repaid pursuant to Parent's wire transfer to The Chase Manhattan Bank, N.A., as Agent for the Company's lenders, simultaneously with the Merger Closing and that all obligations or liabilities of the Company and Daka, and all liens related to the Acquired Assets (as defined in the Merger Agreement), have been satisfied or released in full.

     Stock Option and Stock Purchase Plans. Pursuant to the Merger Agreement, the Company will make all adjustments and take all steps set forth in the Reorganization Agreement with respect to options to purchase Common Stock ("Common Stock Options") as a result of the Distribution and other transactions contemplated by the Merger Agreement and the Reorganization Agreement. After taking into account all such adjustments to such Common Stock Options and the other matters set forth in the Reorganization Agreement, all Common Stock Options which are outstanding immediately prior to Purchaser's acceptance for payment and payment for Shares pursuant to the Offer will, regardless of whether such Common Stock Options are vested and exercisable be canceled as of the Offer Closing Time and the holders thereof will be entitled to receive from New International, for each share subject to such Common Stock Option, an amount in cash equal to the excess of the Offer Price over the per share exercise price of such Common Stock Option, less all applicable withholding taxes, which amount will be payable by New International not later than 30 days after the Offer Closing Time.

     In addition, the Company will make all adjustments and take all steps set forth in the Reorganization Agreement with respect to the Stock Purchase Plan regarding Shares purchasable by participating employees of the Company or its subsidiaries (the "Participating Employees") under the Stock Purchase Plan with respect to Offerings thereunder (the "Purchasable Shares"). In lieu of receiving Purchasable Shares, the Participating Employees shall be entitled to receive from New International, for each Purchasable Share, in addition to the New International Common Stock in the Distribution as provided above, an amount in cash equal to the excess of the Offer Price over the per-share purchase price of such Purchasable Share under the Stock Purchase Plan, less all applicable withholding taxes, which amount shall be payable by New International not later than 30 days after the Offering Closing Time, whereafter all rights of Participating Employees under the Stock Purchase Plan shall terminate.

     The Company will use its reasonable best efforts to ensure that neither the Company nor any of its subsidiaries is or will be bound by any options, warrants, rights or agreements which would entitle any person, other than Parent, Purchaser, Compass Interim or the Company or any of their respective subsidiaries, to beneficially own, or receive any payments in respect of, any capital stock of the Company or the Surviving Corporation (other than as provided in the Merger Agreement or in the Ancillary Agreements).

     Offer Closing Date Payments. The Merger Agreement provides that at the Offer Closing, (a) the Company will deliver to Purchaser in cash or cash equivalents an amount equal to (i) $1,500,000, plus (ii) $7.50 multiplied by the sum of (A) the number of outstanding Shares and (B) the outstanding Shares into which the Company's Series A Preferred Stock, par value $.01 per share (the "DAKA Preferred Stock"), is convertible, minus $85,000,000 and (b) Parent will deliver to New International any amount by which the Funded Debt is less than $110,000,000.

     Fees and Expenses. Except as provided in the Merger Agreement with respect to termination of the Merger Agreement under certain circumstances, all fees and expenses incurred in connection with the Merger, the Contribution, the Distribution, the Merger Agreement, the Reorganization Agreement and the transactions contemplated by the Merger Agreement and the Ancillary Agreements will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. In accordance with the foregoing sentence, New International agrees to pay the fees and expenses of Bear Stearns and Parent agrees to pay the fees and expenses of Patricof (as hereinafter defined), NationsBanc Capital Markets, Inc., MacKenzie

Partners, Inc., and The Bank of New York, and the filing fees associated with any filing under the HSR Act. Notwithstanding the foregoing, the Purchaser and New International have agreed to share equally any transfer taxes imposed in connection with or as a result of the Merger, other than transfer taxes imposed on any holder of Shares.

     In the event that Parent or the Company terminates the Merger Agreement as a result of certain acts or omissions by the Board of the Company, as described in the Merger Agreement, and, at the time of termination there has been made a proposal relating to a Third Party Acquisition that has become public and, within 12 months following such termination, the Company or Daka enters into a definitive agreement with respect to (a) the sale of the Foodservice Business,
(b) the sale of substantially all of the assets of the Company or Daka, or (c) the merger of the Company or Daka with or into any other entity, or the Company shall recommend any Third Party Acquisition to its stockholders, then the Company or Daka will promptly pay to Parent an amount equal to the sum of (i) $5,800,000 and (ii) the fees and expenses actually incurred by Parent in connection with the negotiation and preparation of the Merger Agreement and the Ancillary Agreements to which Parent is a party, the performance of Parent's covenants therein, and the transactions contemplated thereby, including, without limitation, all fees and disbursements of Parent's financial advisors, legal counsel, accountants and other advisors, up to a maximum of an additional $2,000,000.

     Termination. The Merger Agreement provides that such agreement may be terminated at any time prior to the Offer Closing Time, notwithstanding any approval of the Merger Agreement by the stockholders of the Company, by:

          (a) mutual written consent of Parent and the Company; or

          (b) by either Parent or the Company if:

             (i) there has been a failure to perform an obligation or satisfy a condition precedent (regardless of materiality) or an unwaived material breach of the Merger Agreement by a party, provided that only the non-breaching party may terminate;

             (ii) the Offer shall expire or have been terminated in accordance with its terms without any Shares being purchased thereunder, or Purchaser shall not have accepted for payment or paid for Shares validly tendered pursuant to the Offer (as a result of the conditions to the Offer not being satisfied or waived by Purchaser) prior to July 31, 1997, unless the failure to consummate the Offer is the result of a willful and material breach by the party seeking to terminate the Merger Agreement;

             (iii) if any Governmental Entity shall have issued a final and nonappealable order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Offer; or

          (c) Parent if (i) the Board shall have withdrawn, or modified or changed, in a manner adverse to Parent, its approval or recommendation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements or shall have recommended another offer or proposal with respect to a Third Party Acquisition, or a Third Party Acquisition has occurred or any person will have entered into a definitive agreement with the Company with respect to a Third Party Acquisition; or

          (d) the Company if the Board shall have failed to recommend to its stockholders the approval of the transactions contemplated by the Merger Agreement and the Ancillary Agreements or will have withdrawn, modified or changed such recommendation.

THE REORGANIZATION AGREEMENT

     The following summary of the Reorganization Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Reorganization Agreement, a copy of which is filed herewith as EXHIBIT 14 and is incorporated herein by reference.

     The Contribution. Under the terms of the Reorganization Agreement, prior to the Distribution, the Company, Daka and Daka's subsidiaries (collectively, the "Company Group") will contribute to New International all of the Company's and Daka's right, title and interest in, to and under all of the Contributed Assets (as defined in the Reorganization Agreement), which exclude the Foodservice Assets (as defined below) to be specifically acquired by Parent pursuant to the Merger (the "New International Assets"). The Foodservice Assets, which are listed in a schedule attached to the Reorganization Agreement, will consist principally of the assets that are used primarily in or held primarily for the use in or otherwise necessary for the operation, as presently conducted, of the Foodservice Business, excluding all accounts receivable and accounts payable. At the same time, New International will assume all of the Company's liabilities excluding the Foodservice Liabilities (as defined in the Reorganization Agreement) (the "New International Liabilities"). Notwithstanding the foregoing, the Reorganization Agreement provides that the Contribution will not result in the assignment of any lease, license agreement, contract, agreement, sales order, purchase order, open bid or other commitment or asset if an assignment or attempted assignment of the same without the consent of the other party or parties thereto would constitute a breach thereof or in any way impair the rights of the Company Group or the New International Group thereunder. In the event any attempted assignment is deemed ineffective for the reasons set forth in the preceding sentence, the Reorganization Agreement describes certain alternative methods by which the parties will attempt to place New International in substantially the same position as if the assignment had occurred. The Reorganization Agreement provides for certain adjustments to reflect that the income and expenses attributable to the operation of the Foodservice Business on or before the Offer Closing Time shall be for the account of New International and the income and expenses attributable to the operation of the Foodservice Business after the Offer Closing Time shall be for the account of the Company.

     The purpose and effect of the Contribution is to facilitate the Merger by separating the New International Assets and the New International Liabilities from the Foodservice Business of the Company and its subsidiaries, and to transfer the New International Assets and the New International Liabilities to New International. Accordingly, following the Contribution and the Distribution, the Foodservice Business will consist of all of the businesses, assets and liabilities of the Company at the time of the Merger.

     The Distribution. The equity capitalization of New International prior to the Distribution will consist of 1,000 issued and outstanding shares of New International Common Stock (the "Existing New International Common Stock"), all of which are outstanding and owned beneficially and of record by the Company. Immediately prior to the Offer Closing Time, New International will cause New International to exchange the Existing New International Common Stock owned by the Company for a total number of shares of New International Common Stock equal to the total number of Shares outstanding as of the Distribution Record Date. In the Distribution, the Company will distribute on a pro rata basis all of the issued and outstanding New International Shares to the holders of the Shares. All shares of New International Common Stock issued in the Distribution will be duly authorized, validly issued, fully paid and nonassessable.

     Conditions to the Distribution. The obligations of the Company to consummate the Contribution and Distribution are subject to the fulfillment of each of the following conditions: (i) in the case of the Distribution, the transactions accomplishing the Contribution must have been consummated; (ii) each of Parent, Purchaser and Compass Interim will have performed in all material respects all obligations required to be performed by it under the Reorganization Agreement at or prior to the Offer Closing Time, and the Company will have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect;
(iii) the Company will have received opinions of Smith Helms Mulliss & Moore, L.L.P. and Freshfields, each dated as of the Offer Closing Time, in substantially the forms attached as exhibits to the Reorganization Agreement;
(iv) simultaneously with the Offer Closing, Parent will have paid to The Chase Manhattan Bank N.A. on behalf of the Company all Funded Debt; (v) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Contribution or the Distribution will be in effect and no such litigation or legal action will have been threatened or will be pending. No action, suit or other proceeding will be pending by any governmental entity that, if successful, would restrict or prohibit the consummation of the Contribution or the Distribution; (vi) any applicable waiting periods under the HSR Act or the Exon-Florio Amendment will have expired or been terminated; (vii) the Registration Statement on Form 10 filed by New International with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the New International Shares being distributed in the Distribution (the "Form 10") will have been declared effective by the Commission; (viii) Purchaser will have accepted for payment pursuant to the Offer a number of validly tendered shares which satisfies the Minimum Condition; (ix) the representations and warranties of Parent contained in the Merger Agreement will be true and correct in all material respects; (x) the non-contravention of laws; (xi) the absence of a Material Adverse Change (as defined in the Merger Agreement) or any event that could reasonably be expected to result in a Material Adverse Change; (xii) Allen R. Maxwell will have entered into an employment agreement with the Company and Daka in form and substance satisfactory to Parent and Mr. Maxwell will not have indicated that he does not intend to abide by the terms of such agreement; and (xiii) Parent will have paid to New International any amount by which the Funded Debt outstanding at the Offer Closing Time is less than $110,000,000.

     Under applicable law, the Contribution and the Distribution would constitute a "fraudulent transfer" if (i) the Company is insolvent at the Offer Closing Time or the time of Distribution, (ii) the Contribution or the Distribution would render the Company insolvent, (iii) the Contribution or the Distribution would leave the Company engaged in a business or transaction for which its remaining assets constituted unreasonably small capital or (iv) the Company intended to incur or believed it would incur debts beyond its ability to pay as such debts mature. Generally, an entity is considered insolvent if it is unable to pay its debts as they become due and payable or if the fair value of its assets is less than the amount of its actual and expected liabilities. In addition, under Section 170 of the DGCL (which is applicable to the Distribution), a corporation generally may make distributions to its stockholders only out of its surplus (net assets minus stated capital) and not out of stated capital.

     If a court, in a lawsuit by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, were to find that, at the time the Company effects the Contribution and the Distribution, the Company (i) was insolvent, (ii) was rendered insolvent by reason of such transaction, (iii) was engaged in a business or transaction for which the Company's remaining assets constituted unreasonably small capital or (iv) intended to incur or believed it would incur debts beyond its ability to pay as such debts matured, such court could void the Contribution and the Distribution as a fraudulent conveyance and require that the Company stockholders return the New International Common Stock to the Company or to a fund for the benefit of the Company's creditors.

     Employee Benefits and Labor Matters

     General. For purposes of allocating employee benefit liabilities and obligations, "Foodservice Employee" in the Reorganization Agreement means any individual who upon the Offer Closing Time is an officer or employee of any member of either the New International Group or the Company Group and who is set forth on the disclosure schedules to the Reorganization Agreement (which schedule will be updated by mutual agreement of New International and Parent prior to the Offer Closing Time). The schedule will include such officers or employees who are on approved leave or lay-off (with recall rights) from active employment, other than any individual who, as of the Closing Date, has been determined to be permanently disabled under existing benefit plans of New International.

     Also under the Reorganization Agreement, New International and the New International Group generally will be responsible for claims or proceedings against the Company or Daka relating to any alleged violation of any legal requirement pertaining to labor relations or employee matters to the extent that the allegations relate to any period prior to the Offer Closing Time and for withdrawal liabilities in connection with a multi-employee plan beyond certain threshold amounts decided in the Reorganization Agreement.

     Furthermore, the Company will take the necessary actions to transfer ownership of life insurance policies on the lives of its executives (other than Allen R. Maxwell) to New International, and New International will assume all liability for earned or accrued vacation pay and banked or earned/accrued sick leave pay accrued by Foodservice Employees and New International's employees through the Offer Closing Time. Vacation pay and sick leave for Foodservice Employees after the Offer Closing Time will be provided under Parent's vacation and sick leave policies.

     Employee Welfare Plans. In general, the Reorganization Agreement requires the Company to amend its employee benefit and executive compensation plans to remove the Company as sponsor and named fiduciary and substitute New International in its place prior to the Offer Closing Time. Also prior to the Offer Closing Time, Parent is required to establish new plans, or amend existing plans (the "Parent Plans"), in order to make available to eligible Foodservice Employees approximately the same benefits as were available to them (with the same vesting or service credit status, where applicable) prior to the Offer Closing Time. The Reorganization Agreement also provides that the appropriate amount of plan assets, in the case of funded benefit plans, will be transferred from the Company welfare plans (the "DAKA Welfare Plans") to Parent Plans in order to provide benefits to the eligible Foodservice Employees after the Offer Closing Time. Foodservice Employees will be permitted to roll over their DAKA Welfare Plan account balances into Parent Plans, subject to the terms thereof. Except as otherwise noted in the Reorganization Agreement, the Company will cause New International or one of its subsidiaries to assume and be solely responsible for or cause its insurance carriers or agents to be solely responsible for, all liabilities for welfare benefit claims incurred on or prior to the Closing Date under the DAKA Welfare Plans.

     The Reorganization Agreement provides that New International and the New International Group will be responsible for any retiree medical, life insurance or other benefits that are now or may hereafter become payable with respect to any former employee of the Company or one of its affiliates who retired from New International, the Company, or any of their subsidiaries prior to the Offer Closing Time and who met the eligibility requirements for such benefits at that time. The Foodservice Employees who retire from the Company or Parent after the Offer Closing Time will not be entitled to retiree medical and life insurance benefits from either the DAKA Welfare Plans or the Parent Plans.

     Severance Pay. The New International Group will assume and be solely responsible for all liabilities and obligations whatsoever in connection with claims for severance pay benefits without regard to when such claims are made under the terms of the Daka International, Inc. Severance Pay Program or any of the severance plans sponsored by any member of the Company Group prior to the Offer Closing Time, including, without limitation, any individuals who, in connection with the Distribution, cease to be employees of the Company Group, whether or not such individuals are offered or accept employment with either Group. The Company will be responsible for the payment of severance pay benefits payable pursuant to any New Welfare Plan (as defined in the Reorganization Agreement) that may be established after the Offer Closing Time to provide severance pay benefits to Foodservice Employees at the time of their termination.

     Collective Bargaining Agreements. Under the Reorganization Agreement, as of the Offer Closing Time the Company and the Company Group will retain and be responsible only for the collective bargaining agreements listed in the Reorganization Agreement, and only to the extent such agreements relate to the terms and conditions of employment of the Foodservice Employees. New International and the New International Group will assume and be solely responsible for all liabilities or claims made or arising under any collective bargaining agreement covering the terms and conditions of either group of employees relating to any period of time on or before the Offer Closing Time.

  Treatment of Stock Options

     Effective as of the Distribution Date, New International will adopt (and the Company, as sole stockholder of New International, will approve) New International's 1997 Stock Option and Incentive Plan (the "1997 Stock Option Plan") for the benefit of employees of New International and non-employee directors of New International.

     As provided in the Reorganization Agreement, options to purchase shares of Common Stock which have been granted to employees of New International, non-employee directors of New International, and former the Company employees (who are not employees of New International) pursuant to the Stock Option Plans and which are outstanding immediately prior to the Distribution (individually, a "Common Stock Option" and collectively, the "Common Stock Options"), will be converted into two (2) separate non-qualified options. The holder of a Common Stock Option will receive one option to purchase shares of Common Stock

(the "Company Converted Option") and one option to purchase shares of New International Common Stock (the "New International Converted Option"), with each Converted Option to purchase New International Shares or Shares as the case may be, exercisable for a number of shares of the Company or New International, as applicable, equal in number to the number of shares of Common Stock relating to such Common Stock Option. The exercise price per share of each Company Converted Option will be adjusted by dividing the pre-conversion exercise price by the DAKA Conversion Factor. The DAKA Conversion Factor will mean an amount equal to the quotient obtained by dividing (a) the sum of (i) the Offer Price, plus (ii) the per share fair market price of the New International Common Stock, determined based on the average closing price of the New International Common Stock over the ten-consecutive day trading period immediately following the Distribution (the "New International Common Stock Value") by (b) the Offer Price. The exercise price per share of each New International Converted Option will be adjusted by dividing the pre-conversion exercise price by New International Conversion Factor. The Company Conversion Factor will mean an amount equal to the quotient obtained by dividing (a) the sum of (i) the Offer Price, plus (ii) the New International Common Stock Value by (b) the New International Common Stock Value. Each Converted Option will otherwise be subject to the same terms and conditions as the original Common Stock Option.

  Insurance

     Under the Reorganization Agreement, prior to the Offer Closing Time, New International has agreed to amend or otherwise modify all insurance policies and related insuring agreements pertaining to the Foodservice Assets (the "Insurance Policies") to reflect that all reimbursement, premium payments or other obligations of the Company based on occurrences prior to the Offer Closing Time will become obligations of New International under such Insurance Policies as of the Offer Closing Time. New International also agrees to pay all required premiums and other payment or reimbursement obligations arising under such Insurance Policies and will be responsible for all correspondence with the insurance companies and will provide assistance to the insurance companies with the administration of any and all claims under the Insurance Policies. Notwithstanding the foregoing, New International will cause each of the Company and Daka to remain as named insureds without cost to such entities under the Insurance Policies.

  Representations and Warranties

     In the Reorganization Agreement, New International makes certain representations and warranties to the Company, Daka and Parent, and each of the Company and Daka, jointly and severally, make certain representations and warranties to New International, with respect to: (a) its due organization, good standing and corporate power; (b) its power and authority to execute the Reorganization Agreement and the other Ancillary Agreements (as defined in the Merger Agreement) to which it is or will be party and to consummate the transactions contemplated thereby; (c) the enforceability of the Reorganization Agreement and the other Ancillary Agreement to which it is or will be party; and
(d) the non-contravention of laws or, articles of incorporation and bylaws and
(e) the absence of the need for governmental or third-party consents in connection with the execution, delivery and performance by it of the Reorganization Agreement and the other Ancillary Agreements to which it is or will be party, except as set forth in the Merger Agreement.

  Amendment

     The Reorganization Agreement provides that the parties thereto may modify or amend the Reorganization Agreement only by written agreement executed and delivered by duly authorized officers of the respective parties.

THE TAX ALLOCATION AGREEMENT

     The following summary of The Tax Allocation Agreement does not purport to be complete and is qualified in its entirety by reference to the text of The Tax Allocation Agreement, a copy of which is filed herewith as EXHIBIT 15 and is incorporated herein by reference.

     The Company, New International and Parent have entered into the Tax Allocation Agreement which sets forth each party's rights and obligations with respect to payments and refunds, if any, of Federal, State, local or foreign taxes for periods before and after the Merger and related matters such as the filing of tax returns and the conduct of audits and other tax proceedings.

     In general, under the Tax Allocation Agreement, New International will be responsible for all tax liabilities of the International Group and the New International Group for periods (or portions of periods) ending on or before the effective date of the Distribution and will have the benefit of any tax refunds, tax credits or loss carryforwards arising in such pre-Distribution periods. For periods (or portions of periods) beginning after the effective date of the Distribution, in general, New International will be responsible for tax liabilities of the New International Group, and the Company will be responsible for tax liabilities of the International Group.

THE POST-CLOSING COVENANTS AGREEMENT

     The following summary of The Post-Closing Covenants Agreement does not purport to be complete and is qualified in its entirety by reference to the text of The Post-Closing Covenants Agreement, a copy of which is filed herewith as
EXHIBIT 16 and is incorporated herein by reference.

     Indemnification by New International. The Post-Closing Covenants Agreement provides that except as otherwise specifically provided in the Merger Agreement or any Ancillary Agreement, and subject to certain provisions of the Post-Closing Covenants Agreement, New International, will indemnify, defend and hold harmless Parent, each affiliate of Parent, including any of its direct or indirect subsidiaries (including, after the Offer Closing Time, the Company and Daka and any subsidiary of Daka), (the "Compass Indemnitees") from and against, and pay or reimburse the Compass Indemnifies for, all losses, liabilities, damages, deficiencies, obligations, fines, expenses, claims, demands, actions, suits, proceedings, judgments or settlements, including certain interest and penalties, out-of-pocket expenses and reasonable attorneys' and accountants' fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of such Compass Indemnitee's rights under the Post-Closing Covenants Agreement, suffered by such Compass Indemnitee ("Indemnifiable Losses":), as incurred relating to or arising from (i) the New International or the New International Liabilities, including without limitation the Special Liabilities, as defined below (including the failure by New International or any of its subsidiaries to pay, perform or otherwise discharge such New International Liabilities in accordance with their terms), whether such Indemnifiable Losses relate to or arise from events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted before, at or after the Offer Closing Time; (ii) a claim by any person who is not New International or an affiliate of New International (other than the Company or Daka) (collectively, "New International Indemnitees") or one of the Compass Indemnitees (a "Third Party Claim") that there is any untrue statement or alleged untrue statement of a material fact contained in any of the Schedule 14D-1, the Schedule 14D-9, the Form 10, the Information Statement, the Proxy Statement or any other document filed or required to be filed with the Commission in connection with the transactions contemplated by the Merger Agreement, the Reorganization Agreement or any preliminary or final form thereof or any amendment or supplement thereto (the "Filings"), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; but only (a) in the case of the Schedule 14D-1 with respect to information provided by New International, the Company or Daka in writing relating to New International, the Company or Daka, as the case may be, contained in or omitted from such Filings or (b) in the case of the Proxy Statement, information that is derived from filings made by the Company with the Commission prior to the Offer Closing Time; (iii) the breach by New International or any of its subsidiaries of any agreement or covenant or from an inaccuracy in any representation or warranty of the Company or Daka contained in the Merger Agreement or an Ancillary Agreement which does not by its express terms expire at the Offer Closing Time; (iv) any Special Liability (as defined in the Post-Closing Covenants Agreement), including, among others, any civil action or any action by a Governmental Entity (as defined in the Post-Closing Covenants Agreement) where such Indemnifiable Losses relate to or arise from events, occurrences, actions, omissions, facts or circumstances occurring or existing prior to the Offer Closing Time and relating to the Company, including, but not limited to, any litigation pending as of or relating to a time period prior to the Offer Closing Time, as well as claims and action relating to or arising from actions or omissions occurring prior to the Offer Closing Time by the Company, Daka or their affiliates in connection with the performance of the transactions contemplated by the Merger Agreement or the Ancillary Agreements or any other matter set forth in the Post-Closing Covenant Agreement; (v) any actual or alleged criminal violation of any law, rule or regulation of any Governmental Entity ("Criminal Matters") by the Company or any of its subsidiaries, including Daka, or any director, officer, employee or agent of the Company or any of its subsidiaries, including Daka, occurring or alleged to have occurred prior to the Offer Closing Time or any Criminal Matters by New International or any of its subsidiaries, or any director, officer, employee or agent of New International or any of its subsidiaries, occurring or alleged to have occurred prior to or after the Offer Closing Time; (vi) any claim that the execution, delivery or performance by New International, the Company or Daka of each of the Merger Agreement or the Ancillary Agreements to which it is or will be a party or the consummation of the transactions contemplated thereby results in a violation or breach of, or constitutes a default or impermissible transfer under, or gives rise to any right of termination, first refusal or consent under or gives rise to any right of amendment, cancellation or acceleration of any material benefit under, any Material Contract other than a Customer Contract (each as defined in the Post-Closing Covenants Agreement); (vii)(a) the Benefit Plans or Multiemployer Plans sponsored or contributed to by any member of the Company Group, but only with regard to events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted prior to the Offer Closing Time or occurring in connection with or as a result of the consummation of certain transactions contemplated by the Merger Agreement and the Reorganization Agreement, (b) the employment of any Foodservice Employee during the period ending at the Offer Closing Time, or (c) the employment or termination of any New International Employee whether before, on or after the Offer Closing Time;
(viii) the collection of Trade Receivables or the payment of Obligations (each as defined in the Post-Closing Covenants Agreement), provided, New International will have no obligation to indemnify for Indemnifiable Losses that are finally determined to have resulted primarily from the gross negligence or willful misconduct of Parent or its subsidiaries; (ix) the Stock Purchase Agreement (as defined below) other than monetary obligations thereunder relating to the purchase of the DAKA Preferred Stock; (x) the repayment by Parent or its subsidiaries of any bonus or similar payments paid to the Company or Daka prior to the Offer Closing Time under the purchasing contacts set forth in the Post-Closing Covenants Agreement on a prorated basis, as further provided therein; and (xi) relating to the lease agreement by which the Company leases its headquarters.

     Indemnification by Parent and Purchaser. The Post-Closing Covenant Agreement provides that except as otherwise specifically provided in the Merger Agreement or any Ancillary Agreement, and subject to certain provisions of the Post-Closing Covenants Agreement, Parent and Purchaser (jointly and severally) will indemnify, defend and hold harmless the New International Indemnitees from and against and pay or reimburse the New International Indemnitees for, all Indemnifiable Losses, as incurred, relating to or arising from (i) the Foodservice Assets, the obligations and liabilities of the Company and Daka other than New International Liabilities or the conduct of the Foodservice Business where such Indemnifiable Losses relate to or arise form events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted after the Offer Closing Time; (ii) a Third Party Claim that there is any untrue statement or alleged untrue statement of a material fact contained in any of the Filings, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; but only in the case of the Schedule 14D-9, Form 10, Information Statement, or Proxy Statement with respect with respect to information provided by Parent or its subsidiaries (excluding the Company and Daka prior to the Offer Closing Time) in writing relating to Parent or its subsidiaries contained in or omitted from such Filings; (iii) the breach by Parent or its subsidiaries (other than the Company or Daka) of any agreement or covenant, or from an inaccuracy in any representation or warranty of Parent or its subsidiaries (other than the Company or Daka) contained in the

Merger Agreement or an Ancillary Agreement (other than an agreement or covenant assumed by New International pursuant to an Ancillary Agreement) which does not by its express terms expire at the Offer Closing Time; (iv) any actual or alleged criminal matters by Parent or any of its subsidiaries, including the Company or Daka or any director, officer, employee or agent of Parent or any of its subsidiaries, including the Company or Daka, after the Offer Closing Time, occurring or alleged to have occurred prior to or after the Offer Closing Time, but, in the case of the Company or Daka, only where such matters do not relate to a pattern or course of conduct commencing prior to the Offer Closing Time;
(v) the employment of any Foodservice Employee, but only with regard to events, occurrences, actions, omissions, facts or circumstance occurring, existing or asserted after the Offer Closing Time; (vi) the collection of Trade Receivables or the payment of Obligations (each as defined in the Post-Closing Covenants Agreement) by Parent or its subsidiaries pursuant to the terms of the Post-Closing Covenants Agreement, but only in the event that such Indemnifiable Losses are finally determined to have resulted primarily from the gross negligence or willful misconduct of Parent or its subsidiaries; and (vii) the repayment by New International of any bonus or similar payments paid to Parent or its subsidiaries after the Offer Closing Time under the purchasing contracts set forth in the Post-Closing Covenants Agreement, as further provided therein.

     Limitation on Indemnification Obligations. The Post-Closing Covenants Agreement provides the amount of any Indemnifiable Loss or other liability for which indemnification is provided in the Post-Closing Covenants Agreement will be net of any amounts actually recovered by the indemnitee from third parties (including amounts actually received under insurance policies). In addition, neither New International nor Parent will have any liability for indemnification for Indemnifiable Losses unless the aggregate of all Indemnifiable Losses for which it would be liable, but for certain limitations described therein exceeds on a cumulative pre-tax basis $250,000 (the "Basket Amount") and then only the amount by which such Indemnifiable Losses exceed the Basket Amount provided that the Basket Amount will not apply to amounts paid in connection with certain Special Liabilities (which amounts will be paid in their entirety). In no event will New International have a right of contribution against the Company or Daka in connection with indemnities of the Company and Daka found in the Post-Closing Covenants Agreement, the Merger Agreement or any of the Ancillary Agreements.

     Transitional Arrangements. New International and Parent have agreed to enter into an agreement or agreements with respect to certain transitional arrangements (the "Transition Agreement") to be effective upon the consummation of the Merger. The Transition Agreement is expected to address, among other things, the allocation of employees; overhead support services; the sublease by Parent of a portion of the Company's headquarters office facilities; information support services; licensed software; representations and covenants as to the nature and extent of New International software resources and the software necessary for the conduct of the Foodservice Business; accounting and payroll business practices; division of headquarters assets; and records retention issues.

     Insurance. Except as otherwise specifically provided in the Merger Agreement, the Reorganization Agreement or any other Ancillary Agreement, with respect to any loss, liability or damage relating to the Foodservice Assets rising out of events occurring prior to the Offer Closing Time, New International will assert any such claims under the Insurance Policies with respect to such loss, liability or damage in accordance with the terms thereof. Upon the request of New International, Parent will use reasonable best efforts to assist New International in resolving any such claims under the Insurance Policies with respect to such loss, liability or damage. Notwithstanding the foregoing, New International will have full responsibility to assert any claim with respect to the Foodservice Assets arising out of events occurring prior to the Offer Closing Time and New International assumes full responsibility for all costs, payment obligations and reimbursement obligations relating to such claims.

     Reorganization Expenses. The Post-Closing Covenants Agreement provides that, except as otherwise expressly provided in the Ancillary Agreements, New International will be responsible for and agree to pay such expenses which are agreed in the Merger Agreement to be the responsibility of the Company or Daka but only to the extent they were incurred before the Offering Closing Time; provided that the Company may, prior to the Offer Closing Time, pay any such expenses that would otherwise be or become the responsibility of New International.

     Covenant Not to Compete. In the Post-Closing Covenants Agreement, New International agrees that, for a period of five years following the Offer Closing Time, neither it nor any of its subsidiaries will directly or indirectly, either individually or as an agent, partner, shareholder, investor, consultant or in any other capacity, (i) participate or engage in, or assist others in participating or engaging in, the business of providing contract catering, contract food and vending services to business and industry, educational institutions, airports, healthcare or museums or similar leisure facilities in the continental United States but excluding food service at certain retail outlets (the "Restricted Business"); provided, however, that New International without violating the Post-Closing Covenants Agreement, may own a passive investment of in the aggregate not more than 2% of the issued and outstanding stock of a publicly held corporation, partnership or other entity engaged in the business of providing foodservice or vending services; (ii) influence or attempt to influence any customer of Parent, Purchaser, the Company or Daka to divert its business from Parent, the Company or Daka to any person then engaged in any aspect of the Restricted Business in competition with Parent, the Company or Daka; or (iii) solicit or hire any of the Foodservice Employees at the district manager level or above, either during the term of such person's employment by Parent, the Company or Daka or within 12 months after such person's employment has ceased for any reason, to work for New International or any person in any aspect of Foodservice (including vending service) in competition with Parent, the Company, or Daka; provided the foregoing will not apply to Foodservice (i) terminated by Parent, the Company, or Daka after the Offer Closing Time or (ii) who have been employed by Persons other than Parent, the Company, or Daka for at least six months prior to being hired by New International or its Subsidiaries.

     Net Worth. The Post-Closing Covenants Agreement provides that for a period ending on the later of thee years following the Offer Closing Time or the final resolution of certain claims for indemnification thereunder, New International and its subsidiaries, on a consolidated basis, will maintain at all times a net worth (determined in accordance with generally accepted accounting principles, consistently applied) of not less than $50,000,000 (the "Minimum Net Worth"). During the same period, New International will provide to Parent, within 45 days following the end of each of New International's fiscal quarters, a certificate of the Chief Financial Officer of New International certifying New International's continuing compliance with such covenant. If New International fails to meet the Minimum Net Worth, it will immediately provide alternative secured collateral for such deficiency in a form reasonably satisfactory to Parent.

     Duty to Defend. Under the Post-Closing Covenants Agreement, New International covenants and agrees that it will vigorously and in good faith defend the Compass Indemnitees in any proceeding or claim of which it has assumed (or is required to assume the defense) pursuant to the Post-Closing Covenants Agreement, including but not limited to the Special Liabilities and any Third Party Claim. If New International determines to settle any claim, including but not limited to the Special Liabilities or any Third Party Claim, the Compass Indemnitees will have no duty or obligation to contribute to any settlement, and the failure of any Compass Indemnitee to so contribute will in no way excuse or discharge the obligations of New International under the Post-Closing Covenants Agreement.

     Guaranty by Champps and Fuddruckers. Pursuant to the terms of the Post-Closing Covenants Agreement, each of Champps and Fuddruckers, jointly and severally, continuously and unconditionally guarantees to Parent and its subsidiaries the full and prompt payment and performance of all obligations of New International under the Ancillary Agreements, whenever the same, or any part thereof, shall become due and payable in accordance with the terms of the Ancillary Agreements (the "Guaranty"). Notwithstanding the foregoing, the Guaranty is limited to those obligations of New International that become due for payment or for which performance will have begun and as to which New International has been properly put on notice of a potential claim of Indemnifiable Loss on or before December 31, 1998. In addition, Champps and Fuddruckers each agree that Parent or its subsidiaries may at any time and from time to time without notice to Champps or Fuddruckers renew, amend, modify or extend the time of payment or performance of any obligations guaranteed under the Post-Closing Covenants Agreement as Parent may deem advisable without discharging, releasing or in any manner affecting the liability of Champps or Fuddruckers thereunder. Finally, the Post-Closing Covenants Agreement provides that the Guaranty is a guaranty of payment and performance and not of collection, and each of Champps and Fuddruckers waives any right it may have to require that any action be brought against New International or to require that resort be had to any security.

     Trade Receivables and Obligations. The Reorganization Agreement provides that the Trade Receivables and the Obligations (as each is defined in the Post-Closing Covenants Agreement) have been assigned and transferred to New International. In the Post-Closing Covenants Agreement, New International appoints Daka as its agent after the Offer Closing Time for the purposes of collection of the Trade Receivables and payment of the Obligations, and authorizes Daka to pay the Obligations and to collect the Trade Receivables. Daka will serve in such capacity commencing at the Offer Closing Time and continuing thereafter for a period of not more than four months using prompt, diligent and reasonable efforts, consistent with its regular collection practices, for its own Trade Receivables, to collect those Trade Receivables owned by New International to be identified by New International to Daka at the Offer Closing Time. Daka will have no obligation to institute any action or other litigation before any court, agency, arbitrator or tribunal to collect or enforce any right of New International with respect to its Trade Receivables. In each instance where the institution of an action or a lawsuit is appropriate, Daka will allow New International to collect such Trade Receivables and to pursue any such remedies. However, Daka will not, without New International's prior written consent, compromise or settle for less than full value of any Trade Receivables unless Daka pays New International the full amount of any deficiency. In connection with Daka's collection efforts, New International will assist Daka, subject to certain limitations, with special collection efforts on selected Trade Receivables if Daka in reasonable discretion requests such efforts. With respect to Obligations, commencing at the Offer Closing Time and continuing for a period of not more than four months thereafter, Daka will pay when due certain Obligations of New International to be identified by New International to Daka at the Offer Closing Time. Daka will pay such Obligations from the collected Trade Receivables, and the obligation of Daka to pay such Obligations will be limited to the actual amount of Trade Receivables collected by Daka. The Company may elect to provide to Daka, from time to time, a schedule of proposed payments of Obligations, which Daka will follow, unless Daka determines adherence to such schedule will have a material adverse effect on its ability to operate the Foodservice Business in the ordinary course or impair the credit of Daka. Not later than the business day following the last day of the eighth week after the Offer Closing Time, Parent will remit to New International the amount of collected Trade Receivables in excess of the aggregate amount of Obligations paid by Daka, plus any adjustment determined in good faith by Parent in accordance with the Post-Closing Covenants Agreement.

     Thereafter, Parent will remit any such net amount of New International not later than the first business day following the end of each succeeding two-week period, provided, however, that Parent's obligation to remit any such excess Trade Receivables to New International will be subject to a right of setoff granted to Parent in connection with the "Post-Closing Payments" provisions summarized below.

     Post-Closing Payments. The Post-Closing Covenants Agreement provides for post-closing payments in the following circumstances: (i) if the amount of the Foodservice Current Assets (as defined in the Post-Closing Covenants Agreements and determined from the financial statements for the Foodservice Business) is less than $10,000,000, then New International will pay to Parent an amount equal to such shortfall; (ii) if the product of $7.50 times the sum of (A) the total number of issued and outstanding Shares as of the Offer Closing Time plus (B) the total number of Shares into which all shares of Series A Preferred Stock issued and outstanding as of the Offer Closing Time are convertible is greater than $85,000,000 plus the amount paid by New International to Parent pursuant to
Section 6.7(a)(ii) of the Merger Agreement, then New International will pay Parent the amount of such positive difference; and (iii) if the Total Foodservice Managed Volume and Total Foodservice Segment Income (as defined in the Post-Closing Covenants Agreement and determined from the financial statements of the Foodservice Business), as adjusted to take into account customer contracts that have been lost or gained between June 30, 1996 and the Offer Closing Date and certain other adjustments, are below or above $289,300,000 and $20,500,000, respectively, New International or Parent, as applicable, will pay to the other party a Managed Volume/Profitability Adjustment calculated by applying to $195,000,000 a percentage derived from a formula set forth in the Post-Closing Covenants Agreement that gives equal weight to any such shortfall or excess of the adjusted managed volume, on the one hand, and any such shortfall or excess of the adjusted segment income, on the other hand.

THE CONFIDENTIALITY AGREEMENT

     On January 2, 1997, Bear, Stearns & Co. Inc. ("Bear Stearns"), on behalf of itself and the Company, and Parent entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which the Company agreed to supply certain information to Parent and its affiliates, and Parent agreed to treat, and to cause its affiliates to treat, such information as confidential. In addition, Parent agreed to abide by certain "standstill" restrictions for a two-year period.

     The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which is filed as EXHIBIT 17 hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors

     The Board unanimously (i) approved the Merger Agreement, the Reorganization Agreement and the transactions contemplated thereby, (ii) determined that the Offer, the Merger and the Distribution are fair to and in the best interests of the stockholders of the Company and (iii) determined to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the stockholders of the Company. Copies of a press release and a letter to stockholders announcing such recommendations are attached hereto as EXHIBITS 18 and 19, respectively, and are incorporated herein by reference.

  (b)(1) Background

     Since the merger of Daka, Inc. and Fuddruckers, Inc. in 1988, the Company has operated as a diversified foodservice management and restaurant company. Through its Daka subsidiary the Company is one of the 10 largest foodservice companies in the U.S., providing restaurant-style foodservice management and vending operations at a variety of schools and colleges, corporate offices, factories, health care facilities, museums and government offices. The Company has used its restaurant expertise to differentiate itself from its competition by emphasizing nutritious, high-quality food, trained professional personnel and innovative foodservice programs served in a retail restaurant atmosphere. The Company's foodservice segment nearly doubled its managed volume between 1994 and 1996, primarily through two major acquisitions.

     The Company operates two major restaurant chains, Fuddruckers, which it has owned since 1988, and Champps Americana, which it acquired in 1996. It also operates its Specialty Concepts segment, which includes The Great Bagel and Coffee Company, as well as new concepts such as The French Quarter Coffee Co., Fudds Cafe, Good Natured Cafe and Leo's Delicatessen. All aspects of the restaurant business are highly competitive. Price, restaurant location, food quality, service and attractiveness of facilities are important aspects of competition, and the competitive environment is often affected by factors beyond a particular restaurant management's control, including changes in the public's taste and eating habits, population and traffic patterns and economic conditions. The Company's restaurants compete with a wide variety of restaurants, ranging from national and regional restaurant chains to locally owned restaurants. The Company believes that its principal competitive strengths lie in the distinctive atmosphere and food presentation offered; the value, variety and quality of food products served; the quality and training of its employees; the experience and ability of its management; and the economies of scale enjoyed by the Company because of its size and geographic concentration. As of March 29, 1997 there were 201 Fuddruckers restaurants open (122 Company owned and 79 franchised), which for the nine months ended March 29, 1997 generated $102.8 million in sales. The Champps Americana concept began in 1984 in St. Paul, Minnesota. As of March 29, 1997 there were 21 Champps Americana restaurants open (11 owned and 10 licensed), which for the nine months ended March 29, 1997 generated $41.8 million in sales. The Company is additionally using its expertise in both food service management and operating casual dining restaurants to develop a new market in non-traditional venues such as department stores, home improvement centers and movie theaters using a variety of concepts from a portfolio tailored to the unique requirements of these non-traditional locations. Pursuant to its strategy to further develop non-traditional locations, in 1996 the Company acquired The Great Bagel and Coffee

Company, which owns, operates and franchises its concept, featuring a full line of fresh-baked bagels and distinctive cream cheeses, gourmet coffees and sandwiches in a cafe setting.

     The Company has historically viewed the combination of its restaurant and foodservice operations as a strategic and competitive advantage. Its foodservice segment benefitted from the Company's proprietary approach to what has historically been a generic service industry by utilizing branded concepts to create a retail restaurant atmosphere for its foodservice guests. Its restaurant segment benefitted from the economies of scale derived from the large managed volume of foodservice operations and from greater predictability of revenues and cash flows. In recent periods, however, the dynamics of the foodservice industry, on the one hand, and the results of operations and capital resources of the Company, on the other hand, led the Company to conclude that it may no longer be able to support the growth and other demands of both the foodservice and restaurant businesses.

     Historically, the foodservice industry has been a low margin business with companies competing primarily based on price. More recently, however, this dynamic has shifted toward companies focusing more on the guest, who is increasingly demanding higher quality food and better service. In order to accomplish this and still remain profitable, foodservice management firms ("FSMs") have had to manage their costs better as they work to develop more efficient operations. Furthermore, clients are requiring FSMs to invest significant capital for facility improvements as a prerequisite to obtaining long-term contracts. These trends have resulted in ongoing consolidation within the foodservice management industry as smaller FSMs, which lack both the capital and the infrastructure to compete, lose market share to the larger FSMs. In addition, the trend toward outsourcing nonessential services has enabled larger FSMs to increase their share of the overall foodservice market.

     A number of features made the Company's foodservice operations attractive to competing FSMs as a strategic acquisition, including (i) size (approximately 325 contracts with over 700 locations nationwide and over $285 million in managed volume); (ii) personalized, high-quality, restaurant-style operations;
(iii) concentration in the education and business and industry segments of the foodservice industry; (iv) strong presence in the Northeast corridor and a diversified contract base in terms of type of customer, geographic location and contract size; (v) strong reputation within the foodservice industry and with customers for contemporary design, quality and service; (vi) favorable growth trends in both managed volume and operating cash flow, including an excellent track record of completing successful strategic acquisitions; (vii) strong, long-term relationships with a majority of the customers; and (viii) a strong management team, led by Allen Maxwell, who has over 35 years of experience in the foodservice industry. The prospects for a sale of the Company's foodservice segment were also favorably impacted by the foodservice industry's current outlook, including (i) consolidation derived from customer demands and business economics; (ii) contract growth derived from cost containment pressures that drive customers to outsource their foodservice operations; (iii) changing contract mix from management fee to profit and loss contracts which generally are more profitable; and (iv) growing opportunities for large FSMs to "bundle" additional services, such as facilities maintenance and housekeeping, with food and vending services providing additional avenues for growth.

     In its fiscal year ended June 29, 1996 the Company made important progress in its growth strategy, but also experienced some operational setbacks. During the year, the Company opened 32 restaurants, completed two major acquisitions, including the Champps Americana acquisition, developed a strategy to revitalize the Fuddruckers concept, pursued an ultimately unsuccessful joint venture, and restructured its balance sheet. Although the Company generally achieved its overall growth objectives, management's attention needed to be focused on addressing certain issues that kept the Company from achieving acceptable levels of profitability, particularly in the restaurant segment. Faced with disappointing results in the Fuddruckers restaurant chain, the demands of aggressive expansion plans for Champps Americana casual dining restaurants, in terms of both capital and management resources, a significant decline in net income and a relatively high level of indebtedness, the Company resolved to explore strategic alternatives to improve performance and increase stockholder value.

     In September 1996 the Company engaged Bear Stearns to assist it in developing, analyzing and pursuing strategic alternatives. The Company gave Bear Stearns discretion in the early stages of its engagement and requested that Bear Stearns explore, among other possibilities, the continuation of the Company's historical business plan as a diversified restaurant and foodservice company, the sale of the Company as a whole to a single acquiror, the sale of the various segments of the Company to different acquirors and the sale of the foodservice segment alone. After reviewing the views of Bear Stearns, the Company's legal advisors and the Company's senior management, the Board of Directors of the Company decided that, although it was making no determination as to whether to seek to sell the Company's foodservice segment, it would be in the best interests of the Company and its stockholders for the Company's management and advisors to solicit indications of interest with respect to the possible sale of the foodservice segment from various third parties. After careful analysis, the Company elected to explore a sale of the Foodservice Business utilizing a tax-efficient transaction structure combining a spin-off of the restaurant segment into a new independent company going forward and a simultaneous sale of the Company's stock, which would at that point represent only the foodservice segment operated by the wholly owned Daka subsidiary. In light of the Company's low tax basis in the stock and assets of Daka, the Company and Bear Stearns initially focused on structuring the proposed transaction as a non-taxable spin-off of a newly formed corporation containing the Company's restaurant businesses followed by a tax-free stock-for-stock merger in which the Company's stockholders would receive freely tradeable stock of the acquiror (a so called "Morris Trust" structure). During the process, however, principally as a result of proposed Federal legislation limiting severely the advantages of the Morris Trust structure, the Company and its legal and financial advisors opted for a transaction structure in which the Company's stockholders would receive cash through a tender offer and stock in the new restaurant company. This alternative offered significant advantages over other alternatives, including (i) the opportunity for stockholders to realize value for the foodservice business on the basis of an attractive valuation; (ii) the elimination of all bank debt of the Company; and (iii) the creation of an unleveraged restaurant company with borrowing capacity to open new restaurants and thus facilitate the execution of the Company's growth strategy for its restaurant businesses. The Board instructed management and Bear Stearns to contact potential interested parties and to prepare and furnish to such persons financial and other information provided that such parties entered into appropriate confidentiality agreements with the Company. In December 1996 Bear Stearns formally solicited bids for the Company's foodservice business from qualified potential buyers. Eight potential acquirors, consisting of both strategic buyers (competing FSMs) and so-called "financial" buyers, were contacted and four initial bids were received, including one from Parent.

     For some time the Company had been aware that Parent and other FSM companies were considering a variety of strategic transactions to strengthen their positions in the foodservice industry. In recent years the Company's management has had a variety of informal contacts with competing FSM companies, including Parent, concerning possible transactions. With respect to such contacts involving Compass, in February 1995, Max Pine, a Special Partner at Patricof & Co. Capital Corp. ("Patricof"), met with William Baumhauer, the Chief Executive Officer of the Company, at the Company's corporate headquarters in Danvers, Massachusetts; the conversation was general in nature and included discussion of the Company's strategy concerning its contract foodservice business. In December of 1995, Mr. Pine and Arthur Kowaloff, the Executive Vice President of Patricof, had several telephone conversations with Mr. Baumhauer inquiring into the Company's possible interest in selling its contract foodservice business and seeking to schedule a meeting to discuss a possible transaction with Parent. In April of 1996, Messrs. Pine and Kowaloff met with Mr. Baumhauer at the Company's offices to further explore the possibility of Parent acquiring the Company's foodservice business and to express Parent's interest in such a transaction. However, no further meetings between Patricof and representatives of the Company occurred during 1996, although Messrs. Pine and Kowaloff, in a number of telephone conversations with Mr. Baumhauer during this period, continued to discuss with him the possibility of a transaction involving the Company and Parent and its timing and general structure.

     In December 1996, Bear Stearns, acting on behalf of the Company, contacted Parent as one of several potentially interested parties for the purpose of further evaluating a possible acquisition of the Company's foodservice business. The Company and Parent entered into a Confidentiality Agreement on January 2, 1997 relating to, among other things, the information to be provided by the Company and limiting the ability of Parent for an agreed period to acquire voting securities or assets of, solicit proxies or make a public announcement of a proposal for any extraordinary transaction with respect to the Company. Parentsubsequently obtained various financial and other information regarding the Company in general and its foodservice business in particular. Representatives of Bear Stearns, the Company and Parent met to discuss possible transaction structures and various financial, operational, accounting and legal issues. After careful analysis of all proposals received, the Board instructed management, with the assistance of Bear Stearns and the Company's counsel, to proceed in negotiating a possible transaction with Parent, believing that Parent's proposal would be more likely to maximize stockholder value than the other proposals received by Bear Stearns.

     At a meeting on February 18, 1997 Mr. Baumhauer and Michael J. Bailey, the Chief Executive Officer of Purchaser, met to discuss the proposed transaction and various financial, accounting, legal, operational and management issues related thereto. Following such meeting, other officers and legal representatives of the Company and Purchaser, with their respective financial advisors and counsel, met to further discuss structural and business issues. At a meeting held on February 26, 1997, Mr. Baumhauer informed the Board of the state of Parent's due diligence and progress of the negotiations with respect to the structure and terms of the proposed transaction. Throughout March, April and May of 1997, the Company and Purchaser and their respective financial advisors and counsel negotiated the terms of the proposed transaction. During this period numerous drafts of the principal transaction documents were circulated and negotiated and a variety of price, timing and other significant terms and conditions related thereto were discussed. Messrs. Baumhauer and Bailey met repeatedly to address key issues, while other officers of the two companies and their advisors addressed accounting, legal, operational and other matters.

     On May 21, 1997 the Board met to formally consider the proposed transaction. At this meeting representatives of Bear Stearns gave a presentation analyzing the financial terms of the Offer, the Merger, the Distribution and New International and delivered the written fairness opinion of Bear Stearns. The Company's legal counsel summarized for the Board the legal aspects of the proposed transaction. The Board deliberated as to the transaction and its merits and effects. After consideration of the presentations made by Bear Stearns, management and legal counsel, at a subsequent meeting on May 22, 1997 the Board unanimously (i) approved the Merger Agreement, the Reorganization Agreement and the Post-Closing Covenants Agreement and the transactions contemplated thereby,
(ii) determined that the Offer, the Merger and the Distribution, taken as a whole, are fair to and in the best interest of the shareholders of the Company and (iii) determined to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the stockholders of the Company. The parties executed the Merger Agreement and other transaction documents late in the evening on May 27, 1997 and publicly announced the transaction the following day. On May 29, 1997 the Purchaser commenced the Offer.

  (b)(2) Reasons for the Recommendation

     In reaching its determination described in paragraph (a) above, the Board considered a number of factors, including, without limitation, the following:

          (i) the Company's historical and projected financial data and the relative strengths and weaknesses of its foodservice and restaurant businesses;

          (ii) the anticipated needs for capital and management resources of the Company's business in light of the recent performance of the Fuddruckers chain, the aggressive growth objectives for the Champps Americana chain and competitive conditions in the foodservice and restaurant industries, as well as the Company's anticipated sources to satisfy such needs;

          (iii) the level of outstanding bank debt and the terms of the Company's current credit agreement with its lenders, possible sources of replacement and additional financing, and the anticipated impact on the Company's performance and growth of its relatively high leverage and associated debt service obligations;

          (iv) current industry, economic and market conditions, including the acquisitions and consolidations taking place in the foodservice industry and the anticipated competitive climate of the foodservice industry, their anticipated impact on the market share and profitability of the Company's foodservice segment and their likely effect on present and future opportunities for the Company to maximize stockholders' value from a sale of its Foodservice Business;

          (v) the structure of the proposed transaction, including (A) the amount of cash to be received by stockholders; (B) the repayment of all bank debt of the Company; (C) the creation of an unleveraged restaurant company with borrowing capacity to pursue the Company's strategy for its Fuddruckers and Champps restaurant chains; and (D) the advantageous tax structure of the transaction;

          (vi) the capitalization, assets, liabilities, projected performance, anticipated cash flow, management and strategic objectives of New International;

          (vii) the respective businesses, assets, managements, strategic objectives, competitive positions, prospects and complementary strengths of the Company's and Purchaser's foodservice businesses;

          (viii) historical market prices and trading information with respect to the Shares;

          (xi) publicly available information concerning other companies comparable to the Company both in the foodservice and restaurant industries and the trading history of each such company;

          (xii) the written opinion, dated as of May 21, 1997, of Bear Stearns that, based upon and subject to the matters set forth in the opinion, the shares of New International to be received by the Company's stockholders in the Distribution and the consideration to be received by the Company's stockholders in the Offer and the Merger taken together are fair from a financial point of view to such holders. A copy of such opinion describing the assumptions made, matters considered and review undertaken by Bear Stearns is attached hereto as EXHIBIT 20 and is incorporated herein by reference. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY;

          (xiii) the fact that management of the Company and the Company's advisors have solicited other third parties concerning their interest in the Foodservice Business and have pursued discussions with certain of those parties concerning a number of possible transactions and that the terms of the proposed transaction are more favorable to the Company's stockholders than those of any other indications of interest received for the Foodservice Business;

          (xiv) the fact that the terms of the Offer and Merger Agreement, including the price paid, compare favorably to the terms and prices paid in other recent acquisition transactions in the foodservice industry;

          (xv) the fact that the Distribution provides an opportunity for the Company's stockholders to participate in the equity of New International, which will own and operate the Company's restaurant businesses;

          (xvi) the terms and conditions of the Merger Agreement, including the fact that the Offer is not subject to a financing condition, that Purchaser has agreed that Shares not purchased in the Offer will receive the same form and amount of consideration as Shares purchased in the Offer pursuant to the Merger, that Purchaser agreed to address certain concerns of the Board with respect to the employees of the Company, and that the Company, under certain circumstances and subject to certain conditions, including the payment by the Company to Purchaser of a $5,800,000 termination fee (plus costs and expenses up to an additional $2,000,000), may enter into an agreement providing for the acquisition of all, or any part of, the Company on terms more favorable to the Company's stockholders than the Offer, Merger and Distribution; and

          (xvii) possible alternatives to the Offer, Merger and Distribution that might be available to the Company and its stockholders.

     In analyzing the Offer and the Merger, the management of the Company and the Board were assisted and advised by representatives of Bear Stearns and representatives of the Company's legal counsel, who reviewed various financial, legal and other considerations, as well as the terms of the Merger Agreement. The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the

Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Bear Stearns is acting as the Company's financial advisor in connection with the Offer, the Merger and the Distribution. Pursuant to a letter agreement dated November 18, 1996 between the Company and Bear Stearns (the "Engagement Letter"), the Company will pay Bear Stearns a transaction fee which is expected to equal approximately $1.95 million upon the consummation of the Offer. In addition, the Company has agreed to reimburse Bear Stearns for its out-of-pocket and incidental expenses, including the fees and disbursements of its counsel, and to indemnify Bear Stearns against certain liabilities incurred in connection with its engagement.

     Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the best knowledge of the Company, no transactions in the Common Stock of the Company have been effected in the past 60 days by the Company or any affiliate or subsidiary of the Company, or any executive officer or director of the Company.

     (b) To the best knowledge of the Company, all of the Company's executive officers, directors and affiliates that own shares currently intend to tender their Shares pursuant to the Offer, except to the extent that the tender of such Shares might subject such persons to liability under the provisions of Section 16(b) of the Exchange Act.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in Item 3(b) herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company, with the following exceptions:

     The Company currently has issued and outstanding 11,911.545 shares of DAKA Preferred Stock and 264,701 warrants exercisable for shares of Common Stock upon redemption of the DAKA Preferred Stock. The Company has entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of May 26, 1997, among the Company, Parent, Purchaser, First Chicago Equity Corporation, an Illinois corporation ("FCEC"), and Cross Creek Partners I, an Illinois general partnership ("Cross Creek"), and all of the other holders of DAKA Preferred Stock (together with FCEC and Cross Creek, the "Preferred Stockholders"), pursuant to which the Preferred Stockholders will sell to Purchaser, and Purchaser will buy, all of the issued and outstanding DAKA Preferred Stock. Such purchase and sale of the DAKA Preferred Stock will occur immediately following the consummation of the Offer and the Preferred Stockholders will receive an amount in cash equal to the product of the Offer Price multiplied by the number of Shares into which such shares of DAKA Preferred Stock are then convertible. The Stock Purchase Agreement also provides that, as required by the Certificate of Designation of the DAKA Preferred Stock, any dividend declared on the Common Stock will be paid to the Preferred Stockholders. Accordingly, because the record date for the Distribution will be the date immediately prior to the consummation of the Offer, and the sale of the DAKA Preferred Stock is conditioned upon such consummation, the Preferred Stockholders will not be obligated to sell their DAKA Preferred Stock unless and until the Offer is consummated and will receive the Common Stock dividend pursuant to the Distribution. The Preferred Stockholders will receive no consideration in the Offer or in the Merger.

     The foregoing summary of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Stock Purchase Agreement, a copy of which is filed herewith as EXHIBIT 21 and is incorporated herein.

     (b) Except as set forth in Item 3(b) and Item 4 herein, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     (a) As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Section 203 prevents an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, the Reorganization Agreement and Purchaser's acquisition of Shares pursuant to the Offer and the Merger and, therefore, Section 203 is inapplicable to the Offer and the Merger and the transactions contemplated thereby.

     (b) The Certificate contains a provision requiring a supermajority vote of the Company's stockholders to approve a "business combination" (generally, any merger, consolidation, liquidation, recapitalization or sale of significant assets) between the Company and an "interested stockholder" if the transaction does not meet certain fair price criteria and procedural requirements, unless the transaction is approved by a majority of the "continuing directors" of the Company (a so-called "fair price" provision). The Certificate generally defines an "interested stockholder" as including any person who has announced or publicly disclosed a plan or intention to become the beneficial owner of voting stock of the Company representing 15% or more of the votes entitled to be cast by the holders of all of the then outstanding shares of voting stock of the Company. The Certificate generally defines a "continuing director" as any member of the Board who is not an affiliate or associate or representative of the "interested stockholder" and was a member of the Board prior to the time that the "interested stockholder" became an "interested stockholder." In accordance with the provisions of the "fair price" provision, a majority of the "continuing directors" of the Company has approved the Merger Agreement, the Reorganization Agreement and Purchaser's acquisition of Shares pursuant to the Offer and the Merger and, therefore, the fair price criteria and procedural requirements of such provision are inapplicable to the Offer and the Merger and the transactions contemplated thereby.

     (c) The information statement attached as Annex I hereto is being furnished in accordance with Rule 14f-1 under the Exchange Act in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith:

Exhibit 1     --   Agreement and Plan of Merger, dated as of May 27, 1997, by and among
                   Compass Group PLC, Compass Holdings, Inc., Compass Interim, Inc., and DAKA
                   International, Inc.

Exhibit 2     --   Pages 6 through 12 of DAKA International, Inc.'s Proxy Statement, dated
                   October 28, 1996, relating to its 1996 Annual Meeting of Stockholders

Exhibit 3     --   Employment Agreement, dated as of January 1, 1997, by and between William
                   H. Baumhauer and DAKA International, Inc.

Exhibit 4     --   Employment Agreement, dated as of January 1, 1997, by and between Allen R.
                   Maxwell and DAKA International, Inc.

Exhibit 5     --   Termination and Release Agreement, dated as of May 27, 1997, by and among
                   Allen R. Maxwell, DAKA International, Inc. and Unique Casual Restaurants,
                   Inc.

Exhibit 6     --   Employment Agreement, dated as of May 23, 1997, by and among Compass Group
                   USA, Inc., DAKA International, Inc., Daka, Inc. and Allen R. Maxwell

Exhibit 7     --   Employment Agreement, dated as of February 21, 1996, by and among Dean P.
                   Vlahos, DAKA International, Inc. and Champps Entertainment, Inc.

Exhibit 8     --   DAKA International, Inc. 1994 Equity Incentive Plan

Exhibit 9     --   DAKA International, Inc. Senior Executive Stock Option Plan

Exhibit 10    --   DAKA International, Inc. Incentive Stock Option Plan

Exhibit 11    --   DAKA International, Inc. Non-Qualified Stock Option Plan

Exhibit 12    --   DAKA International, Inc. Employee Stock Purchase Plan

Exhibit 13    --   Form of Indemnification Agreements, each one by and between (x) an Officer or Director of DAKA International, Inc. and (y) Unique Casual Restaurants,
                   Inc.

Exhibit 14    --   Reorganization Agreement, dated as of May 27, 1997, by and among DAKA
                   International, Inc., Daka, Inc., Unique Casual Restaurants, Inc., Compass
                   Group PLC.

Exhibit 15    --   Tax Allocation Agreement, dated as of May 27, 1997, by and among DAKA
                   International, Inc., Daka, Inc., Unique Casual Restaurants, Inc., Champps
                   Entertainment, Inc., Fuddruckers, Inc., Compass Group PLC and Compass
                   Holdings, Inc.

Exhibit 16    --   Post-Closing Covenants Agreement, dated as of May 27, 1997, by and among
                   DAKA International, Inc., Daka, Inc., Unique Casual Restaurants, Inc.,
                   Champps Entertainment, Inc., Fuddruckers, Inc., Compass Group PLC and
                   Compass Holdings, Inc.

Exhibit 17    --   Confidentiality Agreement, dated as of January 2, 1997, by and among Bear,
                   Stearns & Co. Inc. on behalf of itself and DAKA International, Inc. and
                   Compass Group USA, Inc.

Exhibit 18    --   Press release issued by DAKA International, Inc. on May 27, 1997.

Exhibit 19    --   Form of Letter to Stockholders of DAKA International, Inc. dated May 29,
                   1997.(1)

Exhibit 20    --   Opinion of Bear, Stearns & Co. Inc. dated May 21, 1997.(1)

Exhibit 21    --   Stock Purchase Agreement, dated as of May 26, 1997 by and among DAKA
                   International, Inc., Compass Group PLC, Compass Holdings, Inc., First
                   Chicago Equity Corporation, Cross Creek Partners I and the other holders of Series A Preferred Stock of DAKA International, Inc.

---------------
(1) Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DAKA INTERNATIONAL, INC.

                                          By: /s/    WILLIAM H. BAUMHAUER
                                            ------------------------------------
                                            William H. Baumhauer
                                            Chairman and Chief Executive Officer

May 29, 1997

[BEAR STEARNS LOGO]                                     BEAR, STEARNS & CO. INC.

                                                                 245 PARK AVENUE
                                                        NEW YORK, NEW YORK 10167

                                                                ATLANTA - BOSTON
                                                  CHICAGO - DALLAS - LOS ANGELES

                                             SAO PAULO - LONDON - PARIS - GENEVA
                                          BEIJING - HONG KONG - SHANGHAI - TOKYO

May 21, 1997

Board of Directors
DAKA International, Inc.
One Corporate Place
55 Ferncroft Road
Danvers, Massachusetts 01923-4001

Members of the Board:

     We understand that DAKA International, Inc. ("DAKA"), Daka, Inc., New Daka International, Inc. ("New Daka") and Compass Group, PLC ("Compass Group") have entered into a Post-Closing Covenants Agreement (the "Covenants Agreement") and Reorganization Agreement (the "Reorganization Agreement"), each dated as of the date hereof, and DAKA, New Daka and Compass Group have entered into a Tax Allocation Agreement, dated as of the date hereof (the "Tax Allocation Agreement," and together with the Covenants Agreement and the Reorganization Agreement, the "Reorganization Documents"), which provide, among other things, for the contribution of certain businesses of DAKA to New Daka, and the distribution (the "Distribution") of all of the issued and outstanding shares (the "New Shares") of common stock of New Daka to the holders of the outstanding shares (the "Existing Shares") of common stock of DAKA. The terms and conditions of the Distribution are more fully set forth in the Reorganization Documents. We also understand that DAKA, Compass Group, Compass Holdings, Inc. ("Compass Holdings"), and Compass Interim, Inc. ("Compass Interim") have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Compass Holdings of a tender offer to purchase for cash (the "Offer") any and all of the Existing Shares at a price of not less than $7.50 per Existing Share and (ii) the subsequent merger (the "Merger") of Compass Interim with and into DAKA. Pursuant to the Merger, DAKA will become a wholly-owned subsidiary of Compass Holdings and each Existing Share issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (other than any Existing Shares held by Compass Group or any subsidiary of Compass Group, Existing Shares held in the treasury or by a subsidiary of DAKA and any Existing Shares as to which holders thereof have duly exercised dissenter's rights), shall be converted into the right to receive $7.50 in cash, or any higher price paid per Existing Share in the Offer. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether, taken together, the New Shares to be received by the holders of Existing Shares in the Distribution and the consideration to be received by the holders of Existing Shares in the Offer and the Merger are fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have:

          i. analyzed certain publicly available financial statements and other information of DAKA;

          ii. analyzed certain internal pro forma financial statements and other financial and operating data covering the businesses of New Daka prepared by the management of DAKA;

Board of Directors
Daka International, Inc.

          iii. analyzed certain pro forma financial projections related to the businesses of New Daka prepared by the management of DAKA;

          iv. analyzed certain internal financial statements and other financial and operating data concerning Daka, Inc. prepared by the management of DAKA;

          v. analyzed the estimated financial results of Daka, Inc. for fiscal 1997 prepared by the management of DAKA;

          vi. discussed the past and current operations and financial condition and the prospects of DAKA with senior executives of DAKA;

          vii. reviewed reported prices and trading activity for the Existing Shares;

          viii. compared the financial performance of DAKA and the prices and trading activity of the Existing Shares with that of certain other comparable publicly-traded companies and their securities;

          ix. reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          x. participated in discussions and negotiations among representatives of DAKA, Compass Group and their financial and legal advisors;

          xi. participated in a process involving solicitation of interest from, and discussions and negotiations with, certain parties other than Compass Group with respect to the food service businesses of DAKA;

          xii. reviewed the Merger Agreement and the Reorganization Documents;
     and

          xiii. performed such other analyses as we have deemed appropriate.

     In the course of our review, we have relied upon and assumed without independent verification the accuracy and completeness of the financial and other information provided to us by DAKA, Daka, Inc. and New Daka, among others, and the reasonableness of the assumptions made with respect to the projected financial results of DAKA and New Daka. We have not assumed any responsibility for such information and we have further relied upon the assurances of the managements of DAKA, Daka, Inc. and New Daka, that they are unaware of any facts that would make the information provided to us incomplete or misleading. With respect to the projected financial results or estimates of DAKA and New Daka, which were furnished to us, we have assumed that such financial projections or estimates, as the case may be, have been reasonably prepared by DAKA and New Daka, respectively, on bases reflecting the best currently available estimates and good faith judgments of the future competitive and operating environments and related financial performance. We have, with your approval, relied upon (i) your counsel's analysis of the tax consequences of the Distribution, the Offer and the Merger and (ii) your counsel and accountants as to all other legal and accounting matters relating to the Distribution, the Offer and the Merger. In arriving at our opinion, we have not performed, nor were we furnished with, any independent appraisal of the assets of DAKA, Daka, Inc. and New Daka. We express no opinion as to the value of the New Shares upon issue to the holders of Existing Shares or the price or range of prices at which the New Shares will trade or the liquidity of any such trading subsequent to the consummation of the Distribution. We have also relied upon the view of the management of DAKA with respect to the appropriateness of the liabilities assumed by New Daka pursuant to the Reorganization Documents in light of New Daka's cash needs and strategic objectives, which view we believe properly is to be determined by management. Our opinion assumes that DAKA has provided to us all relevant or appropriate information relating to all inquiries for such information made by us and that there are no changes subsequent to the date hereof to the Merger Agreement, the Reorganization Documents and all documents to be filed by DAKA and Compass Group with any governmental agency from the forms that have

Board of Directors
Daka International, Inc.

been provided to us on the date hereof. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date of this opinion.

     We have acted as financial advisor to DAKA in connection with the Distribution, the Offer and the Merger and will receive a fee for such services, payment of which is contingent upon the consummation of the transactions contemplated by the Merger Agreement and the Reorganization Documents. In the past, Bear, Stearns & Co. Inc. and its affiliates have provided financial advisory and financing services for DAKA and have received fees for the rendering of these services. Alan Schwartz, a member of the Board of DAKA, is Senior Managing Director -- Corporate Finance of Bear, Stearns & Co. Inc. and a director of its parent, The Bear Stearns Companies, Inc. Bear, Stearns & Co. Inc. makes a market in the Existing Shares and, accordingly, may hold a long or a short position therein.

     Based on the foregoing, and assuming the Distribution, the Offer and the Merger were consummated on the date hereof, we are of the opinion on the date hereof that, taken together, the New Shares to be received by the holders of Existing Shares in the Distribution and the consideration to be received by the holders of Existing Shares in the Offer and the Merger are fair from a financial point of view to such holders.

     It is understood that this letter is for the information of the Board of Directors of DAKA only in connection with its consideration of the Distribution, the Offer and the Merger and may not be used for any other purpose, nor reproduced, disseminated, quoted or referred to at any time, in whole or in part, in any manner for any purpose, other than inclusion in any filings by DAKA made with the Securities and Exchange Commission and NASDAQ relating to the Offer, without our prior written consent. This letter is not intended to be and does not constitute a recommendation to any holder of Existing Shares whether to tender any Existing Shares in the Offer.

                                          Very truly yours,

                                          Bear, Stearns & Co., Inc.

                                          By: Anthony J. Magro
                                          ------------------------------------
                                              Senior Managing Director

                                                                         ANNEX I
                            DAKA INTERNATIONAL, INC.
                              ONE CORPORATE PLACE
                               55 FERNCROFT ROAD
                       DANVERS, MASSACHUSETTS 01923-4001
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER
                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
                            ------------------------

     This Information Statement, which is being mailed on or about May 30, 1997 to the holders of shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of DAKA International, Inc. (the "Company"), is being furnished in connection with the designation by Compass Holdings, Inc., a Delaware corporation ("Purchaser"), an indirect, wholly owned subsidiary of Compass Group PLC, a public limited company incorporated in England and Wales ("Parent"), of persons ("Purchaser's Designees") to the Board of Directors of
the Company (the        "Board"). Such designation is to be made pursuant to an
Agreement and Plan of Merger, dated as of May 27, 1997 (the "Merger Agreement"), by and among the Company, Parent, Purchaser and Compass Interim, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Purchaser ("Interim"). The Merger Agreement provides that Parent shall cause Purchaser to commence an offer to purchase for cash (the "Offer") all of the Company's Shares. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of Shares which, when added to the Shares then beneficially owned by Parent, Purchaser and its affiliates and Interim (including the shares (the "Series A Converted Shares") into which the shares of Series A Preferred Stock of the Company to be acquired by Purchaser are convertible), constitutes at least two-thirds of the total number of Shares then outstanding plus the number of Series A Converted Shares and represents at least two-thirds of the voting power of all shares of capital stock of the Company that would be entitled to vote on the Merger (as hereinafter defined). The Merger Agreement further provides that following (i) the consummation of the Offer, (ii) the approval of the Merger Agreement at a meeting of the Company's stockholders, if required by applicable law, and (iii) the satisfaction or waiver of certain other conditions, Interim will be merged with and into the Company (the "Merger") with the Company being the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or held by any wholly owned subsidiary of the Company (but not any Benefit Plan, as such term is defined in the Merger Agreement), Shares held by Purchaser, Interim or any wholly owned subsidiary of Parent, excluding, in each case, any such Shares held by the Company, Purchaser or any of their wholly owned subsidiaries in a fiduciary, custodial or similar capacity, or Shares which are held by stockholders who have complied with the procedures for appraisal set forth in Section 262 of the General Corporation Law of the State of Delaware) will be, by virtue of the Merger and without any action on the part of Parent, Purchaser, Interim, the Company or the holder thereof, converted into and represent the right to receive $7.50 in cash, or any higher price paid per Share in the Offer (the "Merger Price"), without interest thereon. All Shares owned by the Company or Parent, or any direct or indirect subsidiary of the Company or Parent, will be canceled in the Merger. Each share of common stock of Interim issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger, be converted into and exchangeable for one validly issued, fully paid and nonassessable share of the common stock of the Surviving Corporation.

     The Merger Agreement provides that, in the event that Purchaser acquires at least two-thirds of the Shares outstanding pursuant to the Offer, Purchaser shall be entitled to designate for appointment or election to the Company's Board, upon written notice to the Company, such number of persons (i.e., Purchaser's Designees) so that Purchaser's Designees constitute the same percentage (but in no event less than five persons) of the Company's Board, rounded up to the next whole number, as the percentage of Shares acquired in connection with the Offer. Prior to the consummation of the Offer, the Company will obtain the resignations of such number of directors as is necessary to enable Purchaser's Designees to be elected to the Board and will take all action required to appoint or elect such Purchaser's Designees.

     The Merger Agreement also provides that, in the event that Purchaser's Designees are elected to the Board after the acceptance for payment of Shares pursuant to the Offer, until the Effective Time, the Board will have at least two directors who are directors on the date hereof (the "Independent Directors"), provided that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there is only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who will not be stockholders, affiliates or associates of Parent, Purchaser or Interim and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. In the event that Purchaser's Designees are elected to the Board after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the Merger Agreement provides that the affirmative vote of a majority of the Independent Directors shall be required to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (iii) extend the time for performance of Parent's, Purchaser's or Interim's respective obligations under the Merger Agreement, (iv) take any other action by the Board under or in connection with the Merger Agreement or any of the transactions contemplated thereby or (v) approve any other action by the Company which could adversely affect the interests of the stockholders of the Company (other than Parent, Purchaser or Interim and their affiliates) with respect to the transactions contemplated by the Merger Agreement.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase, dated May 29, 1997, the related Letter of Transmittal, dated May 29, 1997, and the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") of Parent and Purchaser and as exhibits to the Schedule 14D-9. The exhibits to the Schedule 14D-1 and the Schedule 14D-9 may be examined at and copies thereof may be obtained from the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC). In addition, the Company is an electronic filer pursuant to the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") System. Accordingly, the aforementioned reports and other information may be obtained by searching in the "EDGAR Archives" at the Commission's world wide web site (http://www.sec.gov). Finally, such material may be inspected and copied at the offices of the National Association of Securities Dealers, Inc., Nasdaq Reports Section, 1735 K Street, N.W., Washington, DC 20006-1506, as the Shares are listed on the Nasdaq Stock Market as a National Market security.

     NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE ELECTION OF PURCHASER'S DESIGNEES TO THE BOARD. HOWEVER, SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), REQUIRES THE MAILING TO THE COMPANY'S STOCKHOLDERS OF THE INFORMATION SET FORTH IN THIS INFORMATION STATEMENT PRIOR TO A CHANGE IN A MAJORITY OF THE COMPANY'S DIRECTORS OTHERWISE THAN AT A MEETING OF THE COMPANY'S STOCKHOLDERS.

     The information contained in this Information Statement concerning Parent, Purchaser, Interim and Purchaser's Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of Parent, are located at Cowley House, Guilford Street, Chertsey, Surrey, England KT16 9BA. The principal executive offices of Purchaser and Interim are located at 2400 Yorkmont Road, Charlotte, North Carolina 28217.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     GENERAL. The outstanding voting securities of the Company as of April 30, 1997 consisted of 11,092,859 shares of Common Stock, each of which is entitled to one vote on each matter submitted to a vote of the stockholders, and 11,911.545 shares of Series A Preferred Stock, convertible into 264,701 shares of Common Stock, each of which is entitled to one vote on each matter submitted to a vote of the stockholders for each share of Common Stock issuable upon conversion of the Series A Preferred Stock at the time a vote is taken.

  PRINCIPAL AND MANAGEMENT STOCKHOLDERS.

     The following table sets forth certain information, as of April 30, 1997 with respect to each person known by the Company to be the beneficial owner of more than 5% of any class of the voting stock of the Company, each director of the Company, executive officers included in the Summary Compensation Table below, and all directors and executive officers of the Company as a group:

                                                                      BENEFICIAL OWNERSHIP
                                                               ----------------------------------
                                                                                  PERCENTAGE
                                                                              -------------------
                     NAME AND ADDRESS OF                       NUMBER OF      COMMON     VOTING
                      BENEFICIAL OWNER                         SHARES(1)       STOCK    STOCK(2)
-------------------------------------------------------------  ----------     -------   ---------
William H. Baumhauer.........................................    187,000 (3)     1.7%       1.6%
Allen R. Maxwell.............................................    392,766 (4)     3.5        3.4
Dean P. Vlahos(5)............................................    847,014         7.6        7.5
E.L. Cox.....................................................      8,500 (6)       *          *
Erline Belton................................................      6,500 (7)       *          *
Alan D. Schwartz.............................................     10,000 (8)       *          *
Joseph W. O'Donnell..........................................      3,400 (9)       *          *
David G. Parker..............................................     32,500 (10)      *          *
William T. Freeman(11).......................................         --           *          *
Louis A. Kaucic..............................................     15,100 (12)      *          *
All directors and executive officers as a group (10)
  persons....................................................  1,502,780 (13)   13.2%      12.9%
Timothy R. Barakett..........................................    608,600 (14)    5.5        5.4
  590 Madison Avenue, 32nd Floor,
  New York, NY 10022
Barrow, Hanley, Mewhinney & Strauss, Inc.....................    579,600 (15)    5.2        5.1
  One McKinney Plaza, 3232 McKinney Avenue, 15th Floor
  Dallas, TX 75204-2429

---------------

  * Less than 1%

 (1) Beneficial share ownership is determined pursuant to Rule 13d-3 promulgated under the Exchange Act. Accordingly, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares the power to vote such security or the power to dispose of such security. The amounts set forth in the table as beneficially owned include shares owned, if any, by spouses and relatives living in the same home as to which beneficial ownership may be disclaimed. The amounts set forth in the table as beneficially owned include (i) shares of Common Stock which directors and executive officers have the right to acquire pursuant to previously granted options exercisable within 60 days of April 30, 1997 and (ii) shares of Common Stock which may be acquired upon conversion of shares of Series A Preferred Stock outstanding as of April 30, 1997.

 (2) Includes all outstanding shares of Common Stock and 11,911.545 shares of Series A Preferred Stock remaining outstanding. For purposes of determining the percentages set forth in the table, each outstanding share of Series A Preferred Stock is counted as the equivalent of the 22.22 shares of

     Common Stock into which it may be converted, because it is entitled to one vote on each matter submitted to a vote of stockholders for each share of Common Stock issuable upon conversion.

 (3) Includes 187,000 shares of Common Stock issuable upon exercise of options.

 (4) Includes 35,000 shares of Common Stock issuable upon exercise of options.

 (5) The address of the beneficial owner is 153 East Lake Street, Wayzata, MN 55391.

 (6) Includes 8,500 shares of Common Stock issuable upon exercise of options.

 (7) Includes 5,500 shares of Common Stock issuable upon exercise of options.

 (8) Includes 10,000 shares of Common Stock issuable upon exercise of options.

 (9) Includes 1,500 shares of Common Stock issuable upon exercise of options.

(10) Includes 32,500 shares of Common Stock issuable upon exercise of options.

(11) Mr. Freeman resigned from the Company in January 1997.

(12) Includes 14,500 shares of Common Stock issuable upon exercise of options.

(13) Includes 294,500 shares of Common Stock issuable upon exercise of options.

(14) This information is based upon a Schedule 13D, filed with the SEC on May 19, 1997.

(15) This information is based upon a Schedule 13G, filed with the SEC on February 13, 1997.

                        DIRECTORS AND EXECUTIVE OFFICERS

     PURCHASER'S DESIGNEES. As of the date of this Information Statement, Purchaser has not determined who will be Purchaser's Designees. However, Purchaser's Designees will be selected from among the directors and executive officers of Parent and Purchaser. Certain information regarding the candidates as Purchaser's Designees is contained in Schedule I annexed hereto.

     None of the persons from among whom Purchaser's Designees will be selected or their associates is a director of, or holds any position with, the Company. To the best knowledge of the Company, none of Purchaser's Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the SEC.

     CURRENT DIRECTORS. The Board consists of seven members. The seven directors are divided into three classes, with the directors of each class elected to three-year terms. One class stands for election at each annual meeting of the Company's stockholders. The following table sets forth certain information with respect to the current directors of the Company of as April 30, 1997.

                                                  PRINCIPAL                DIRECTOR        EXPIRATION
            NAME                AGE               OCCUPATION                 SINCE          OF TERM       CLASS
            ----                ---               ----------               ---------       ----------     -----
William H. Baumhauer........    48      Chairman, Chief Executive       September 1988        1997        III
                                        Officer and Director of the
                                        Company and President of
                                        Fuddruckers, Inc.
Allen R. Maxwell............    57      President, Chief Operating      September 1988        1997        III
                                        Officer and Director of the
                                        Company and President of
                                        Daka, Inc.
Joseph W. O'Donnell.........    54      Partner, Osgood,                August 1996           1997        III
                                        O'Donnell & Walsh
E.L. Cox....................    70      Chairman of the Board and       September 1988        1998        I
                                        Chief Executive Officer of
                                        the Michigan Accident
                                        Fund, Retired
Dean P. Vlahos..............    46      Chairman of the Board,          February 1996         1998        I
                                        President and Chief
                                        Executive Officer of Champps
                                        Entertainment, Inc.
Erline Belton...............    52      President and Chief             December 1993         1999        II
                                        Executive Officer of
                                        The Lyceum Group
Alan D. Schwartz............    47      Senior Managing Director        September 1988        1999        II
                                        of Corporate Finance for
                                        Bear, Stearns & Co. Inc.

     The name, age and principal occupation during the past five years and other information concerning the Company's directors and executive officers are set forth below:

     William H. Baumhauer, 48, has served as Chairman of the Board and Chief Executive Officer of the Company since November 1990 and as a Class III Director since September 1988. He served as President and Chief Operating Officer of the Company from September 1988 to November 1990. He has also served Fuddruckers, Inc., a Texas corporation and wholly owned subsidiary of the Company ("Fuddruckers"), as Chairman of the Board since March 1985, President since January 1985 and as a director since July 1983.

     Allen R. Maxwell, 57, has served as President and Chief Operating Officer of the Company since November 1990 and as Class III Director since September 1988. Mr. Maxwell, one of the original founders of Daka, Inc., a Massachusetts corporation and wholly owned subsidiary of the Company ("Daka"), has also served as its President since November 1988.

     Joseph W. O'Donnell, 54, has served as a Class III Director of the Company since August 1996. Mr. O'Donnell is a partner in the firm of Osgood, O'Donnell & Walsh. Mr. O'Donnell has served as

Chairman and Chief Executive Officer of The J. Walter Thompson Company and Campbell-Mithun-Esty Advertising, Inc.

     E.L. Cox, 70, has served as Class I director of the Company since September 1988 and as a director of Fuddruckers, Inc. from June 1988 until November 1988. Mr. Cox served as Chairman and Chief Executive Officer of the Michigan Accident Fund from February 1990 until his retirement in August 1995. Prior thereto Mr. Cox served as Chairman and Chief Executive Officer of Michigan Mutual/Amerisure Companies and its affiliated insurance companies from May 1981 through January 1990. Ms. Cox is also a member of the Board of Directors of Comerica, Inc., a publicly-traded financial institution, and a director of various trade associations in the insurance industry.

     Dean P. Vlahos, 46, has served as a director of the Company since February 1996. Mr. Vlahos was the founder, and has been Chairman of the Board, President and Chief Executive Officer of Champps Entertainment, Inc., a Minnesota corporation and wholly owned subsidiary of the Company ("Champps"), since its inception in October 1988. Mr. Vlahos also served as Chief Financial Officer of Champps from its inception to March 1994. Prior to establishing Champps, he started, owned and operated the original Champps Americana restaurants in St. Paul, Minnesota (opened January 1983) and Richfield, Minnesota (opened February
1986). Mr. Vlahos has over 20 years of experience in the restaurant industry.

     Erline Belton, 52, has served as Class II Director of the Company since December 1993. She has served as President and Chief Executive Officer of The Lyceum Group, a human resource consulting firm, since September 1992. She served as Senior Vice President of Human Resource and Organizational Development for Progressive Insurance Companies from April 1991 through September 1992. She also served as International Human Relations Director, as well as several other human resources positions, with Digital Equipment Corporation from 1978 through April 1991. Ms. Belton serves on the Board of Directors of: The National Leadership Coalition on AIDS; National Minority AIDS Coalition; Museum of African American History.

     Alan D. Schwartz, 47, has served as a Class II Director of the Company since September 1988 and as a director of Fuddruckers, Inc. from September 1984 until November 1988. Mr. Schwartz is Senior Managing Director-Corporate Finance of Bear, Stearns & Co. Inc., and a director of its parent, The Bear Stearns Companies, Inc. He has been associated with such investment banking firm for more than five years. Mr. Schwartz is also a director of Protein Databases, Inc. and a member of the Board of Visitors of the Fuqua School of Business at Duke University.

MEETING AND COMMITTEES

     The Board of Directors of the Company has an Audit Committee, a Compensation Committee, an Executive Committee and a Nominating Committee. During the fiscal year ended June 29, 1996, the Board of Directors held six meetings, the Audit Committee held two meetings, and the Compensation Committee held two meetings. The Nominating Committee does not meet separately and its business is conducted at meetings of the full Board of Directors. Each director attended 75% or more of the aggregate of (a) the total number of meetings of the Board of Directors during fiscal year 1996, and (b) the total number of meetings held by all committees of the Board of Directors on which such director served during fiscal year 1996.

     The Audit Committee has the responsibility of selecting the Company's independent auditors and communicating with the Company's independent auditors on matters of auditing and accounting. The Audit Committee is currently composed of Ms. Belton and Messrs. Cox and Schwartz.

     The Compensation Committee has the responsibility of reviewing on an annual basis all officer and employee compensation. The Compensation Committee is currently composed of Ms. Belton and Messrs. Cox and Schwartz. The Compensation Committee also acts as the Stock Option Committee, and has the responsibility of administering the Company's Incentive Stock Option Plan, the Non-Qualified Stock Option Plan, the Executive Stock Option Plan and the 1994 Equity Incentive Plan (collectively, the "Stock Option Plans").

DIRECTORS' COMPENSATION

     Directors receive $1,000 per meeting plus travel expenses. Under the Company's 1994 Equity Incentive Plan, each year each non-employee director receives options to purchase 1,500 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock as of the date of grant.

                             EXECUTIVE COMPENSATION

     The following tables provide information as to compensation paid by the Company during each of the three previous fiscal years ending with the fiscal year ended June 29, 1996 to the Chief Executive Officer and the four other most highly compensated executive officers whose total salary and bonus for fiscal year 1996 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                       ANNUAL                          COMPENSATION
                                                    COMPENSATION                         AWARDS
               NAME AND                          -------------------   OTHER ANNUAL     OPTIONS/    ALL OTHER
          PRINCIPAL POSITION              YEAR    SALARY     BONUS     COMPENSATION     SARS(1)     COMPENSATION
---------------------------------------  ------  --------   --------   -------------   ----------   ----------
William H. Baumhauer...................   1996   $369,558   $200,000
  Chairman and Chief                      1995    325,000    230,000                                $1,220,848(2)
  Executive Officer                       1994    303,708    161,000                       9,000
Allen R. Maxwell.......................   1996    254,527     50,000     $  60,000(3)     30,000(4)
  President and Chief                     1995    248,850     50,000        60,000(3)      5,000
  Operating Officer                       1994    256,036     80,500        60,000(3)
David G. Parker........................   1996    172,160     25,000                      18,000(4)
  Senior Vice President                   1995    171,500     30,000                       1,500
  and Chief Administrative Officer        1994    174,798     36,750                       1,500
William T. Freeman(5)..................   1996    147,116     50,000                      21,000(4)
  Senior Vice President                   1995    108,270                                  6,000
  Corporate Development                   1994
Louis A. Kaucic........................   1996    154,500     25,000                      15,000(4)
  Senior Vice President                   1995    154,500     25,000                       1,500
  Human Resources                         1994    157,471     36,750                       1,500

---------------

(1) Represents the number of options to acquire Common Stock granted during the fiscal year.

(2) Represents amount earned pursuant to a long-term incentive plan, based on the market value of the Common Stock as of June 29, 1996 (the closing sale price of the Common Stock on June 28, 1996, as reported by Nasdaq, was $23.50 per share). Due to the decline in the Common Stock price subsequent to June 29, 1995, as of October 22, 1996 this amount had declined to zero. The amount earned under such plan vests on June 30, 1997 and is payable in either cash or Common Stock at the option of the Company. No portion of the amount earned under the plan vests or is payable until June 30, 1997.

(3) In lieu of the receipt of senior executive stock options in fiscal year 1992 in connection with the recapitalization of the Company, the Company provides to Mr. Maxwell an annuity for which the Company pays to an insurance company $60,000 per year for five years, which payments commenced in fiscal year 1992.

(4) Granted on August 1, 1995 pursuant to a long-term incentive plan for management pursuant to which the options will vest 100% on August 1, 1998 and have an exercise price equal to $24.00 per share (the fair market price of the Common Stock as of the date of grant) with respect to one-third of the options granted, $25.80 per share with respect to another one-third of the options granted and $27.60 per share with respect to the remaining one-third of the options granted.

(5) Mr. Freeman became an employee of the Company in August 1994 and resigned in January 1997.

                       OPTION GRANTS IN FISCAL YEAR 1996

                                                                                              POTENTIAL REALIZABLE
                                                                                                VALUES AT ASSUMED
                                                                                              ANNUAL RATES OF STOCK
                                                         % OF                                  PRICE APPRECIATION
                                                     TOTAL OPTIONS                               FOR OPTION TERM
                                                      GRANTED TO     EXERCISE                      (10 YEARS)
                                         OPTIONS     EMPLOYEES IN      PRICE     EXPIRATION   ---------------------
                 NAME                    GRANTED      FISCAL YEAR    PER SHARE      DATE       5%($)       10%($)
                 ----                    -------     -------------   ---------   ----------   -------     ---------
Allen R. Maxwell.......................  30,000 (1)       5.7%          (1)        7/31/05    486,765     1,233,557
David G. Parker........................  18,000 (1)       3.3           (1)        7/31/05    292,059       740,134
Louis A. Kaucic........................  15,000 (1)       2.7           (1)        7/31/05    243,381       616,778
William T. Freeman.....................  21,000 (1)       4.0           (1)        7/31/05    347,737       863,490

---------------

(1) Granted on August 1, 1995 pursuant to a long-term incentive plan for management pursuant to which the options will vest 100% on September 1, 1998 and have an exercise price equal to $24.00 per share (the fair market price of the Common Stock as of the date of grant) with respect to one-third of the options granted, $25.80 per share with respect to another one-third of the options granted and $27.60 per share with respect to the remaining one-third of the options granted.

                 AGGREGATE OPTION EXERCISES IN FISCAL YEAR 1996
                           AND YEAR-END OPTION VALUES

                                                                                              VALUE OF OUTSTANDING
                                                             NUMBER OF BENEFICIAL             IN-THE-MONEY OPTIONS
                                SHARES                    OPTIONS AT FISCAL YEAR-END         AT FISCAL YEAR-END(1)
                               ACQUIRED       VALUE      ----------------------------     ----------------------------
            NAME              ON EXERCISE    REALIZED    EXERCISABLE    UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
            ----              -----------    --------    -----------    -------------     -----------    -------------
William H. Baumhauer........         --            --      187,000              --        $ 3,584,580         --
Allen R. Maxwell............         --            --       35,000          30,000            683,100         --
David G. Parker.............     10,000      $187,500       32,500          18,000            585,985         --
Louie A. Kaucic.............          0            --       14,500          15,000            223,985         --
William T. Freeman..........      6,000        86,220           --          21,000                 --         --

---------------

(1) Based on the closing bid price on the Nasdaq National Market of $23.50 per share on June 28, 1996.

              LONG-TERM INCENTIVE PLAN--AWARD IN FISCAL YEAR 1996

                                                          PERFORMANCE
                                          NUMBER OF         OR OTHER      ESTIMATED FUTURE PAYOUTS UNDER
                                        SHARES, UNITS     PERIOD UNTIL     NON STOCK-PRICE-BASED PLANS
                                          OR OTHER         MATURATION     ------------------------------
                NAME                       RIGHTS          OR PAYOUT      THRESHOLD    TARGET    MAXIMUM
-------------------------------------   -------------    --------------   ---------    ------    -------
William H. Baumhauer.................         (1)        June 30, 1997        (1)        (1)        (1)

---------------

(1) The long-term incentive plan implemented by the Company's Board of Directors on July 3, 1994 for the Chief Executive Officer is designed to provide an incentive payment, payable at the Company's option in the form of either cash or stock, equal to 2% of the increase in the market value of the Company, as determined by the average 30-day trading price of the Common Stock and the weighted average number of shares outstanding, from July 3, 1994 to June 30, 1997 in excess of 15% of the market value at June 30, 1994. The incentive payment vests on June 30, 1997.

EMPLOYMENT AGREEMENTS

     Each of Mr. Baumhauer and Mr. Maxwell entered into a new employment agreement effective January 1, 1997, which provides for an initial term of three
(3) years and automatic renewal each year so that the residual term of the agreement is never less than three years. The new agreements provide for initial annual base salaries of $450,500 for Mr. Baumhauer and $265,000 for Mr. Maxwell. Any adjustments to these amounts are at the discretion of the Board of Directors. Each of the agreements provides that in the event the

Company terminates the executive's employment without "cause" (as defined therein) or the executive terminates his employment for "good reason" (as defined therein), the Company shall pay the executive an amount equal to the executive's cash compensation for three years. "Good reason" is defined in each agreement as (i) an assignment to the executive of duties other than those contemplated by the agreement, or a limitation on the powers of the executive not contemplated by the agreement, (ii) the removal of the executive from or failure to elect the executive to his named position, or (iii) a reduction in the executive's rate of compensation or level of fringe benefits. "Cause" is defined in each agreement as the executive's (i) theft from or fraud on the Company, (ii) conviction of a felony or crime of moral turpitude, (iii) willful violation of the terms of the agreement, (iv) conscious disregard or neglect of his duties, or (v) willful and demonstrated unwillingness to perform his duties under the agreement.

     Mr. Maxwell entered into a Termination and General Release Agreement (the "Release") with the Company and Unique Casual Restaurants, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("New International"), as of May 27, 1997. Pursuant to the Release and conditioned upon the consummation of the Offer, (i) Mr. Maxwell will terminate his employment agreement with the Company as of the consummation of the Offer, (ii) each of the Company and Mr. Maxwell will release the other from any claims it may have under the employment agreement as of the consummation of the Offer and (iii) New International will pay Mr. Maxwell $500,000 over a three-year period that commences on January 1, 1998.

     On May 23, 1997, Mr. Maxwell entered into an employment agreement (the "New Maxwell Employment Agreement") by and among Compass Group USA, Inc., a subsidiary of Parent ("Compass US"), the Company and Daka. Pursuant to the New Maxwell Employment Agreement, Mr. Maxwell will act as the President of Daka and will be an officer and a member of senior management of Compass US during the term of the agreement. The agreement provides for an initial term commencing at the Effective Time and ending on September 30, 1999, and for a continuing term until the agreement is terminated in accordance with the terms thereof. Under the New Maxwell Employment Agreement, Mr. Maxwell shall receive an annual base salary of $280,000 and other customary benefits, and is eligible to receive a discretionary bonus for his services rendered during the initial term. The agreement further provides that in the event Mr. Maxwell's employment is terminated without "cause" (as defined therein), he shall be paid a severance amount equal to one and one-half times his total compensation under the agreement payable over an eighteen-month period. The New Maxwell Employment Agreement is contingent upon the consummation of the Merger.

     In connection with a series of transactions related to the Offer and Merger, the Company will, subject to certain conditions, undertake to (i) transfer all of the restaurant operations and franchising businesses of the Company and its subsidiaries, including the Fuddruckers and Champps Americana restaurant chains, to New International and (ii) declare a dividend of one share of common stock, par value $.01 per share, of New International for each Share held of record as of a date to be determined by the Board (currently anticipated to be June 24, 1997) (the "Distribution"). Following the Distribution, New International shall assume, and the Company will be released from, the employment agreement with Mr. Baumhauer.

     Under the terms of an employment agreement among the Company, Champps and Mr. Vlahos which commenced on February 21, 1996, Mr. Vlahos provides full-time services to Champps in the capacity of Chairman of the Board, Chief Executive Officer and President, for a five (5) year term. Under the agreement, Mr. Vlahos shall continue to maintain the authority to control the operations of Champps so long as the average annual gross revenues per square foot of the Champps-owned restaurants is at least $400. During the period of Mr. Vlahos' full-time employment, Champps shall pay Mr. Vlahos an initial base salary of $350,000 plus a bonus of 50% of his base salary if he attains certain targets established by the Board of Directors of the Company, which amount may be increased to up to 100% of his base salary if he exceeds such performance targets by margins determined by the Board of Directors. Twenty percent (20%) of the potential bonus payments for Mr. Vlahos are related to performance targets established for the Company as a whole and eighty percent (80%) shall be related to performance targets established for Champps. If Mr. Vlahos leaves for "good reason," or is terminated by the Company without "cause," during the term of his employment contract, the Company will be obligated to pay him his remaining salary and bonus as severance. "Good reason" is defined in the agreement as (i) an assignment to Mr. Vlahos of duties other than those contemplated by the agreement, or a limitation on the powers of Mr. Vlahos not contemplated by the agreement, (ii) the removal of Mr. Vlahos from or failure to elect Mr. Vlahos to his named position, or (iii) a reduction in Mr. Vlahos' rate of compensation or level of fringe benefits. "Cause" is defined in the agreement as Mr. Vlahos' (i) theft from or fraud on the Company, (ii) conviction of a felony, (iii) violation of the terms of the agreement, (iv) conscious disregard or neglect of his duties, or (v) demonstrated unwillingness to perform his duties under the agreement. In the event that Mr. Vlahos' employment is terminated for any reason other than by the Company for cause, Mr. Vlahos shall be provided the right, subject to certain obligations to the Company, to establish a franchise for up to five Champps Americana restaurants anywhere in the world, but no such restaurant may be within a 20 mile radius of any other Champps restaurant, or in any territory that has been franchised or licensed by Champps. Following the Distribution, New Interntional shall succeed the Company under the employment agreement with Mr. Vlahos with substantially the same terms and conditions.

COMPENSATION COMMITTEE REPORT FOR FISCAL YEAR 1996

     The Compensation Committee reviews and approves compensation levels for the Company's executive officers and oversees and administers the Company's executive compensation programs. All members of the Compensation Committee, listed at the end of this report, are non-employee directors who are not eligible to participate in the compensation programs that the Compensation Committee oversees except for nondiscretionary option grants. See
" -- Directors' Compensation."

     Philosophy. The Compensation Committee believes that the interests of the Company's stockholders are best served when compensation is directly aligned with the Company's financial performance. Therefore, the Compensation Committee has approved overall compensation programs which award a competitive base salary, and then encourage exceptional performance through meaningful incentive awards, both short and long term, which are tied to the Company's performance.

     Responsibilities. The responsibilities of the Compensation Committee include:

     - developing compensation programs that are consistent with and are linked to the Company's strategy;

     - assessing the performance of and determining an appropriate compensation package for the Chief Executive Officer; and

     - ensuring that compensation for the other executive officers reflects individual, team, and the Company's performance appropriately.

     Purpose.  The Company's executive compensation programs are designed to:

     - attract, retain, and motivate key executive officers;

     - link the interests of executive officers with stockholders by encouraging stock ownership;

     - support the Company's goal of providing superior value to its stockholders and customers; and

     - provide appropriate incentives for executive officers, based on achieving key operating and organizational goals.

     The Compensation Committee believes that the Company's executive compensation policies should be reviewed during the first quarter of the fiscal year when the financial results of the prior fiscal year become available. The policies should be reviewed in light of their consistency with the Company's financial performance, its business plan and its position within the foodservice and restaurant industries, as well as the compensation policies of similar companies in the foodservice and restaurant businesses. The compensation of individual executives is reviewed annually by the Compensation Committee in light of its executive compensation policies for that year.

     In setting and reviewing compensation for the executive officers, the Compensation Committee considers a number of different factors designed to assure that compensation levels are properly aligned with the Company's business strategy, corporate culture and operating performance. Among the factors considered are the following:

          Comparability -- The Compensation Committee considers the compensation packages of similarly situated executives at companies deemed comparable to the Company. The objective is to maintain competitiveness in the marketplace in order to attract and retain the highest quality executives. This is a principal factor in setting base levels of compensation.

          Pay for Performance -- The Compensation Committee believes that compensation should in part be directly linked to operating performance. To achieve this link with regard to short-term performance, the Compensation Committee has relied on cash bonuses which have been determined on the basis of certain objective criteria and recommendations of the Chief Executive Officer.

          Equity Ownership -- The Compensation Committee believes that equity-based, long-term compensation aligns executives' long-range interests with those of the stockholders. These long-term incentive programs are principally reflected in the Company's stock option plans. The Compensation Committee believes that significant stock ownership is a major incentive in building stockholder value and reviews grants of options with that goal in mind.

          Qualitative Factors -- The Compensation Committee believes that in addition to corporate performance and specific business unit performance, in setting and reviewing executive compensation it is appropriate to consider the personal contributions that a particular individual may make to the overall success of the Company. Such qualitative factors as leadership skills, planning initiatives and employee development have been deemed to be important qualitative factors to take into account in considering levels of compensation.

     Annual Cash Compensation. Annual cash compensation for the executive officers consists of a base salary and a variable, at-risk incentive bonus under the Company's Management Annual Incentive Plan.

     It is the Company's general policy to pay competitive base compensation to its executive officers. The Compensation Committee annually reviews and, if appropriate, adjusts executive officers' salaries, based on an evaluation of each executive officer's performance as well as the performance of the Company as a whole and, where applicable, the performance of specific business units.

     The Compensation Committee annually reviews base salaries. In making individual base salary recommendations, the Compensation Committee considers the executive's experience, management and leadership ability and technical skills, his or her compensation history, the Company's or its subsidiaries' performance and individual performance.

     Under the Management Annual Incentive Plan, each executive is assigned a target incentive award. This incentive award, or some portion thereof, is "earned" through a combination of four factors: the Company's performance, business unit performance, attainment of predetermined individual goals, and the level of personal/leadership impact. This evaluation process is not strictly quantitative, but is largely based on qualitative judgments made by the Chief Executive Officer related to individual, team, and the Company's performance.

     Under the CEO Long Term Incentive Plan(the "LTIP"), Mr. Baumhauer is eligible to earn a percentage of an increase in the Company's value ("Performance Award"), as measured by stock appreciation above a predetermined rate of return, over a specified three-year-period. The Compensation Committee may, at its option, pay any amount due under the CEO Long Term Incentive Plan in cash or in Common Stock. Pursuant to its right to adjust the Performance Award if it determines that external changes or other business conditions have materially affected the intended operation of the LTIP, the Compensation Committee determined, in contemplation of the Offer, the Merger and the Distribution, to amend the terms of the LTIP. For a detailed summary of the amendments to the LTIP, see Item 3 of the Company's Schedule 14D-9 of which this Information Statement is a part.

     The Management Long Term Incentive Plan, developed by the Compensation Committee effective for fiscal year 1996 and beyond, grants stock options to senior management and certain other managers. The options vest 100% on the third anniversary of the date of grant and will have an exercise price equal to the fair market value of the Common Stock as of the date of grant with respect to one-third of the options granted and equal to such fair market value plus a predetermined rate of appreciation with respect to the remaining two-thirds of the options granted. The Compensation Committee has discretion in awarding grants under this plan based upon the executive's level and direct line responsibility.

     Chief Executive Officer Compensation. Mr. Baumhauer's total compensation for 1996 reflects the Compensation Committee's view of his outstanding performance and leadership in executing expansion plans for future growth, completing two major restaurant acquisitions, restructuring the balance sheet and articulating a clear and sound approach to restore profitability levels and pursue long-term growth in shareholder value, as well as the Compensation Committee's goal of maintaining his compensation at a level competitive with that of chief executives comparable to the Company. Mr. Baumhauer was awarded an annual incentive award of $200,000, compared to $230,000 for the prior year. Mr. Baumhauer's salary was increased to $450,500 from $370,000, representing a 21.6% increase. His long term incentive award, although not vested until June 30, 1997, had, as of June 29, 1996, a value of approximately $1,220,848 (based on the then market value of the Common Stock, which closed on Nasdaq at $23 1/2 per share on June 28, 1996), compared to $380,000 as of July 1, 1995; due to the decline in the Common Stock price subsequent to June 29, 1996, as of the time when the Compensation Committee determined the compensation for Mr. Baumhauer and as of October 22, 1996 the value of his long term incentive award had declined to zero. The dramatic effect of changes in the value of Mr. Baumhauer's long term incentive award, as determined by changes in the value of the Common Stock, on his total compensation reflect the Compensation Committee's philosophy that variable, at-risk pay should comprise a significant portion of overall executive compensation.

     Compensation of Other Officers. The Company's executive compensation program for other executive officers is described above, although the Corporate business unit and individual performance goals and the relative weighting of the quantitative performance factors described above varies, depending on the responsibilities of particular officers.

                                            Erline Belton
                                            E.L. Cox
                                            Alan D. Schwartz

PERFORMANCE GRAPH

     The following graph presents a five-year comparison, through the end of fiscal year 1996, of total cumulative returns on the Common Stock, the S&P 500 Index and a Company-selected peer group consisting of businesses in the foodservice and restaurant industries, assuming an initial investment of $100 and reinvestment of all dividends.

               COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

                6/28/91   6/26/92   6/25/93   7/1/94   6/30/95   6/28/96
DAKA              100       141       193       247      435       442
S&P 500 Index     100       111       127       131      165       206
Peer Group        100        69        64        55       52        31



     The companies included in the peer group are: Bertucci's, Inc., Ground Round Restaurants, Inc., Hamburger Hamlet Restaurants, Inc., Sizzler International, Inc., and Uno Restaurant Corporation and, for years prior to 1996, Morrison, Inc. In 1996 Morrison, Inc. was acquired by another firm and its stock ceased to be publicly traded. The returns of each issuer in the foregoing group have been weighted according to the respective company's stock market capitalization as of the end of each period.

     The total cumulative returns on the Common Stock shown are neither indicative nor determinative of the Company's current or future stock price performance.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                 ----------------------------------------------

     Alan D. Schwartz is Senior Managing Director -- Corporate Finance of Bear, Stearns & Co. Inc. ("Bear Stearns") and a director of the Company. Bear Stearns has acted as the Company's financial advisor in connection with the Offer, the Merger and the Distribution, and will receive from the Company a transaction fee which is expected to equal approximately $1.95 million. In addition, the Company has agreed to reimburse Bear Stearns for its expenses, including the fees and disbursements of its counsel, and to indemnify Bear Stearns against certain liabilities in connection with its engagement.

      COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Exchange Act requires that Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC and to furnish copies to the Company.

     Based upon a review of the reports furnished to the Company and representations made to the Company by its officers and directors, the Company believes that, during fiscal year 1996, its officers, directors and 10% beneficial owners complied with all applicable reporting requirements.

                               LEGAL PROCEEDINGS

     On October 18, 1996, a purported class action law suit was filed in the United States District Court for the District of Massachusetts on behalf of persons who acquired the Company's Common Stock between October 30, 1995 and September 9, 1996 (Venturino et al. V. DAKA International, Inc. and William H. Baumhauer, Civil Action No. 96-12109-GAO). The complaint alleges violations of federal and state securities laws by, among other things, allegedly misrepresenting and/or omitting material information concerning the results and prospects of Fuddruckers during that period and seeks compensatory damages and reasonable costs and expenses, including counsel fees. Based on the complaint, the Company believes that the case is without merit and intends to defend itself vigorously.

     From time to time, the Company has been involved in other disputes and/or litigation with respect to the operations of its business encountered in its normal course of business. In the opinion of management, however, none of these other legal proceedings would result in final judgments which would have a material adverse effect on the Company's financial position, results of operations or cash flows.

                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

     1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Parent and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is c/o Compass Group PLC, Cowley House, Guildford Street, Chertsey, Surrey, England KT169BA. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. Unless otherwise indicated below, the directors and officers listed below are citizens of the United Kingdom. Directors are identified by a single asterisk.

                                                            PRINCIPAL OCCUPATION AND BUSINESS
                                                                       EXPERIENCE
             NAME                 POSITIONS AND OFFICES      DURING PAST FIVE YEARS; OUTSIDE
       (AGE AT 4/30/97)             HELD WITH PARENT                  DIRECTORSHIPS
------------------------------  -------------------------  -----------------------------------
John M. Thomson* (69)           Non-executive Chairman     Non-executive Chairman of Parent
                                                           since March 1994; Vice Chairman of
                                                           J. Bibby & Sons PLC, a UK-based
                                                           industrial corporation, c/o J.
                                                           Bibby & Sons, 16 Stratford Place,
                                                           London W1N 9AF; Mr. Thomson is
                                                           Non-executive Chairman of
                                                           Wellington Underwriting PLC and
                                                           Non-executive Director of Thames
                                                           Water PLC.

Michael J. Bailey* (48)         Director, Chief Executive  Director of Parent since 1995 and
                                Officer, US Division       Chief Executive Officer of Parent's
                                                           US Division since 1994, c/o Compass
                                                           Holdings, Inc., 2400 Yorkmont Road,
                                                           Charlotte, North Carolina 28217.
                                                           From 1993 to 1994, Mr. Bailey was
                                                           Managing Director in charge of
                                                           Parent's branded concept division.
                                                           Prior to 1993, Mr. Bailey was
                                                           President of the US catering
                                                           division of Gardner Merchant
                                                           Limited, a UK foodservices company,
                                                           c/o 153 Second Avenue, Waltham, MA
                                                           02154.

Denis P. Cassidy* (64)          Non-executive Director     Non-executive Director of Parent
                                                           since June 1994; Chairman of
                                                           Ferguson International Holdings
                                                           PLC, a UK-based paper, packaging
                                                           and printing company, c/o Ferguson
                                                           International Holdings, 210 Regent
                                                           Street, London W1R 6AH. Mr. Cassidy
                                                           is also Non-executive Chairman of
                                                           Liberty Public Limited Company and
                                                           Oliver Group PLC and is a
                                                           Non-executive Director of Seeboard
                                                           PLC.

Peter E. B. Cawdron* (53)       Non-executive Director     Non-executive Director since 1993;
                                                           Group Strategy Development Director
                                                           for Grand Metropolitan PLC, a UK-
                                                           based retail food and beverage
                                                           corporation, c/o Grand Metropolitan
                                                           PLC, 8 Henrietta Place, London W1M
                                                           9AG.

                                                            PRINCIPAL OCCUPATION AND BUSINESS
                                                                       EXPERIENCE
             NAME                 POSITIONS AND OFFICES      DURING PAST FIVE YEARS; OUTSIDE
       (AGE AT 4/30/97)             HELD WITH PARENT                  DIRECTORSHIPS
------------------------------  -------------------------  -----------------------------------
Alain Dupuis* (52)              Executive Director;        Executive Director and President of
                                President of Eurest        Eurest International subsidiary of
                                International Division     Parent since Parent's acquisition
                                                           of Eurest in 1995. Prior to 1995,
                                                           Mr. Dupuis was President of the
                                                           Eurest International division of
                                                           the Accor Group, a French hotel
                                                           corporation, c/o Accor, 189/193,
                                                           Boulevard Malesherbes, 75838,
                                                           Paris, Cedex 17. Mr. Dupuis is a
                                                           citizen of Belgium.

Andrew Lynch* (40)              Group Finance Director     Group Finance Director of Parent
                                                           since 1997. Prior to 1997, Mr.
                                                           Lynch was Finance Director of
                                                           Parent's UK Division.

Francis H. Mackay* (52)         Chief Executive and        Chief Executive and Deputy Chairman
                                Deputy Chairman            of Parent since 1991 and 1994,
                                                           respectively; Non-executive
                                                           Director of Centrica PLC,
                                                           Healthcall PLC and Allied Carpets
                                                           Group PLC.

Roger J. Matthews* (42)         Managing Executive         Managing Executive Director of
                                Director                   Parent since 1997. Prior to 1997,
                                                           Mr. Matthews was Executive Director
                                                           of Group Finance.

John DuMonceau* (58)            Non-executive Director     Non-executive Director of Parent
                                                           since 1995; Executive Vice
                                                           President of the Accor Group, a
                                                           French hotel corporation, c/o
                                                           Accor, 189/193, Boulevard
                                                           Malesherbes, 75838, Paris, Cedex
                                                           17. Mr. DuMonceau is a citizen of
                                                           Belgium.

Ronald M. Morley (44)           Secretary                  Secretary of Parent since 1989.

Gerard Pelisson* (65)           Non-executive Director     Non-executive Director of Parent
                                                           since 1995; Co-chairman of the
                                                           Accor Group, a French hotel
                                                           corporation, c/o Accor, 2 Rue De La
                                                           Mare-Neuve, 91022 Evry Cedex,
                                                           Paris.

Friedrich L.R. Ternofsky* (53)  Executive Director; Chief  Chief Executive Officer of Parent's
                                Executive Officer of UK    UK and Scandinavian Operations
                                and Scandinavian Catering  since 1995. From 1993 to 1995, Mr.
                                Division                   Ternofsky was Executive Director of
                                                           Parent's European Catering
                                                           Division. Prior to 1993, Mr.
                                                           Ternofsky was Managing Director and
                                                           Chief Operating Officer of Scott's
                                                           Hospitality Limited, the UK
                                                           division of a Canadian hotel
                                                           corporation, c/o Scott's
                                                           Hospitality, Slough, Berkshire, SL3
                                                           8PT England. Mr. Ternofsky was
                                                           appointed as an Executive Director
                                                           to Parent's board of directors in
                                                           June 1993, having been a
                                                           Non-executive Director since 1987.

2.  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

                                                            PRINCIPAL OCCUPATION AND BUSINESS
                                                                       EXPERIENCE
             NAME                 POSITIONS AND OFFICES      DURING PAST FIVE YEARS; OUTSIDE
       (AGE AT 4/30/97)             HELD WITH PARENT                  DIRECTORSHIPS
------------------------------  -------------------------  -----------------------------------
Michael J. Bailey* (48)         Director, President and    See above.
                                Chief Executive Officer

Francis H. Mackay* (52)         Director                   See above.

Roger J. Matthews* (42)         Director                   See above.

Mary H. Kercher (35)            Vice President, General    Vice President, General Counsel and
                                Counsel and Secretary      Secretary of Parent's US Division
                                                           since 1997, c/o 2400 Yorkmont Road,
                                                           Charlotte, North Carolina 28217.
                                                           From 1994 to 1997, Ms. Kercher was
                                                           Assistant General Counsel and
                                                           Assistant Secretary of Parent's US
                                                           Division. Prior to 1994, Ms.
                                                           Kercher was Assistant General
                                                           Counsel of Canteen Corporation, a
                                                           subsidiary of Flagstar Corporation,
                                                           a US foodservices company, c/o
                                                           Flagstar Corporation, 203 E. Main
                                                           Street. Spartanburg, South Carolina
                                                           29319.